MERUS LABS INTERNATIONAL INC.
as Borrower

- and -

BANK OF MONTREAL
CIT FINANCIAL LTD.
EXPORT DEVELOPMENT CANADA and
LAURENTIAN BANK OF CANADA
as Lenders

- and -

BANK OF MONTREAL and CIT GROUP SECURITIES (CANADA) INC.
as Co-Lead Arrangers

- and -

BANK OF MONTREAL,
as Administrative Agent

CREDIT AGREEMENT

September 5, 2014

- ii -

- iii -

- iv -

Exhibits

"A"	-	Lenders and Lenders' Commitments
"B"	-	Draw Request
"C"	-	Rollover Notice
"D"	-	Conversion Notice
"E"	-	Repayment Notice
"F"	-	Compliance Certificate
"G"	-	Form of BA Equivalent Note
"H"	-	CBA Model Provisions

Schedules

6.01(b)	-	Corporate Information
6.01(h)	-	Material Permits
6.01(i)	-	Specific Permitted Liens
6.01(j)	-	Owned Properties
6.01(k)	-	Leased Properties
6.01(l)	-	Intellectual Property
6.01(m)	-	Insurance Policies
6.01(n)	-	Material Agreements
6.01(o)	-	Labour Agreements
6.01(p)	-	Environmental Matters
6.01(q)	-	Litigation
6.01(r)	-	Pension Plans

Execution Copy

CREDIT AGREEMENT

This Agreement dated September 5, 2014 is made among:

MERUS LABS INTERNATIONAL INC.
as Borrower

- and -

BANK OF MONTREAL
CIT FINANCIAL LTD.
EXPORT DEVELOPMENT CANADA and
LAURENTIAN BANK OF CANADA
as Lenders

- and -

BANK OF MONTREAL and CIT GROUP SECURITIES (CANADA) INC.
as Co-Lead Arrangers

- and -

BANK OF MONTREAL,
as Administrative Agent

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties agree as follows:

ARTICLE I - INTERPRETATION

1.01	Definitions

In this Agreement, the words and phrases set out in the CBA Model Provisions (as hereinafter defined) shall have the respective meanings set forth therein (subject to section 12.01 hereof). In addition, the following words and phrases shall have the respective meanings set forth below:

"Acceleration Date" means the earliest to occur of: (i) the occurrence of an Insolvency Event; (ii) the date on which the Borrower fails to repay all or any portion of the Obligations pursuant to an Acceleration Notice issued by the Agent.

"Acceleration Notice" is defined in section 10.02.

"Advance" means an extension of credit by one or more of the Lenders to the Borrower pursuant to this Agreement, including for greater certainty an extension of credit in the form of a Loan, a Bankers' Acceptance or a BA Equivalent Loan.

"Affiliate" is defined in the CBA Model Provisions.

"Agent" means BMO in its capacity as the administrative agent hereunder, and its successors in such capacity.

"Agreement" means this credit agreement (including the exhibits and schedules) as it may be amended, supplemented, replaced or restated from time to time.

"AML Legislation" means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United Nations Act (Canada), Special Economic Measures Act (Canada), Export and Import Permits Act (Canada), Freezing Assets of Foreign Corrupt Officials Act (Canada), Criminal Code (Canada), Anti-Terrorism Act (Canada) and all other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" laws, whether within Canada or elsewhere, including any guidelines or orders thereunder.

"Annual Business Plan" is defined in paragraph 7.04(c) .

"Applicable Law" is defined in the CBA Model Provisions.

"Applicable Margin" means, in respect of each Availment Option in the following table, the percentage set out opposite such Availment Option:

Availment Option	Applicable Margin
Prime Rate Loans	3.00%
Base Rate Loans	3.00%
LIBOR Loans	4.50%
Bankers’ Acceptances	4.50%
BA Equivalent Notes	4.50%

"Associate" has the meaning ascribed thereto in the Business Corporations Act (British Columbia).

"Availment Option" means a method of borrowing which is available to the Borrower as provided herein.

"BA Equivalent Loan" means an Advance in Canadian Dollars made by a Non-BA Lender to the Borrower in respect of which the Borrower has issued a BA Equivalent Note.

"BA Equivalent Note" means a promissory note payable by the Borrower to a Non-BA Lender in the form of Exhibit "G" attached hereto.

"BA Lender" means a Lender identified in Exhibit "A" attached hereto as a Lender which will accept Bankers' Acceptances hereunder.

"Bankers' Acceptance" means a bill of exchange or a blank non-interest bearing depository bill as defined in the Depository Bills and Notes Act (Canada) drawn by the Borrower and accepted by a BA Lender in respect of which the Borrower becomes obligated to pay the face amount thereof to the holder (which may be a third party or such BA Lender) upon maturity.

"Base Rate" means the greater of the following: (i) the rate of interest announced from time to time by BMO as its reference rate then in effect for determining rates of interest on U.S. Dollar loans to its customers in Canada and designated as its U.S. base rate; and (ii) the Federal Funds Rate plus one-half percent (0.5%) per annum.

"Base Rate Loan" means an Advance made by a Lender to the Borrower in Canada by way of a direct loan in U.S. Dollars, in respect of which interest is determined by reference to the Base Rate.

"BIA" means the Bankruptcy and Insolvency Act (Canada).

"BMO" means Bank of Montreal and its successors and permitted assigns.

"Borrower" means Merus Labs International Inc., a corporation subsisting under the laws of the Province of British Columbia, and its successors and permitted assigns.

"Business Day" means any day on which the Agent is open for over-the-counter business in both Toronto, Ontario and Montreal, Quebec (and for greater certainty, excluding Saturday, Sunday and any other day that is a statutory holiday in either Toronto, Ontario or Montreal, Quebec); provided further that (i) with respect to Base Rate Loans, "Business Day" shall also exclude any day that the Agent is not open for over-the-counter business in New York, New York, and (ii) with respect to LIBOR Loans, "Business Day" shall also exclude any day on which the Agent is not open for over-the-counter business in New York, New York and any day on which dealings in U.S. Dollar deposits are not conducted by and between banks in the London interbank Eurodollar market.

"Canadian Dollars" or "CDN$" means the lawful money of Canada.

"Capital Expenditures" means expenditures made directly or indirectly which are considered to be in respect of the acquisition or leasing of capital assets in accordance with GAAP, including the acquisition or improvement of Land, plant, machinery or equipment, whether fixed or removable.

"Capital Lease" means any lease of assets which in accordance with GAAP is required to be capitalized on the balance sheet of the lessee.

"Cash Taxes" in respect of any fiscal period means amounts actually paid by the Companies in such fiscal period in respect of income and capital Taxes (whether relating to such fiscal period or any other fiscal period).

"CBA Model Provisions" means the model credit agreement provisions attached hereto as Exhibit "H", which have been revised under the direction of the Canadian Bankers' Association Secondary Loan Market Specialist Group from provisions prepared by The Loan Syndications and Trading Association, Inc.

"CDOR Rate" means on any day the annual rate of interest which is the rate determined as being the arithmetic average of the quotations of all institutions listed in respect of the rate for Canadian Dollar denominated bankers’ acceptances for the relevant period displayed and identified as such on the “Reuters Screen CDOR Page” (as defined in the International Swap Dealer Association, Inc. definitions, as modified and amended from time to time) as of 10:00 a.m. Toronto, Ontario local time on such day and, if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent after 10:00 a.m. Toronto, Ontario local time to reflect any error in a posted rate of interest or in the posted average annual rate of interest with notice of such adjustment in reasonable detail evidencing the basis for such determination being concurrently provided to the Borrower); provided that if such rates are not available on the Reuters Screen CDOR Page on any particular day, then the CDOR Rate on that day shall be the average of the rates applicable to Canadian Dollar bankers’ acceptances for the relevant period quoted for customers in Canada by the Agent as of 10:00 a.m. Toronto, Ontario local time on such day; or if such day is not a Business Day, then on the immediately preceding Business Day.

“Closing Date” means the date confirmed in writing by the Agent as the date on which the conditions precedent listed in section 9.01 herein have been satisfied and the Borrower is thereby entitled to receive the first Advance hereunder.

"Collateral" means all property, assets and undertaking of the Credit Parties encumbered by the Security, together with all proceeds of the foregoing.

"Commitment" means, in respect of any Lender, such Lender's commitment to make Advances to the Borrower under Facility 1.

"Companies" means the Borrower and all of its Subsidiaries from time to time; and "Company" means any of them as the context requires.

"Compliance Certificate" means a certificate delivered by the Borrower to the Agent in the form of Exhibit "F".

"Control" is defined in the CBA Model Provisions.

"Conversion" means the substitution of one Availment Option for another, and does not constitute a fresh or new Advance.

"Conversion Notice" means a notice substantially in the form of Exhibit "D" given by the Borrower to the Agent for the purposes of requesting a Conversion.

“Copyrights” means all rights, title and interests (and all related IP Ancillary Rights) arising under any requirement of law in copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith.

"Credit Parties" means, collectively, the Borrower and the Material Subsidiaries.

"Currency Hedge Transactions" means Hedge Transactions entered into for the purpose of hedging currency risk, including currency exchange agreements and foreign exchange forward contracts.

"Default" is defined in the CBA Model Provisions (and for greater certainty includes an Event of Default).

“Defined Benefit Pension Plan” means any Pension Plan which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

"Distribution" means any amount paid to or on behalf of the directors, officers or the shareholders of any Company or to any Related Person thereto, by way of salary, bonus, commission, management fees, directors' fees, dividends, redemption of shares or otherwise, and whether payments are made to such Persons in their capacity as shareholders, directors, officers, employees or creditors of any Company or otherwise, or any other direct or indirect payment in respect of earnings or capital of any Company; provided however that the following shall not be considered Distributions: salaries, bonuses, fees, commissions and other amounts related to employment paid by a Company from time to time to its directors, officers and employees in the ordinary course of business at reasonable levels and payments for any reason by a Company to its shareholder provided that such shareholder is a Secured Company.

"Draw Request" means a notice in the form of Exhibit "B" given by the Borrower to the Agent for the purpose of requesting an Advance.

"EBITDA" means, in respect of any fiscal period, the consolidated net income of the Companies in such fiscal period determined in accordance with GAAP (but excluding extraordinary gains and non-cash gains (such as unrealized foreign exchange gains)), plus the following amounts (to the extent such amounts were deducted in determining such consolidated net income, and without duplication): (i) Interest expense, (ii) income taxes, (iii) depreciation and amortization, (iv) non-cash losses (such as unrealized foreign exchange losses), (v) expenses related to or arising in connection with the establishment of Facility 1, provided that the aggregate amount of such expenses added back in all fiscal periods shall not exceed Two Million Dollars ($2,000,000); (vi) non-cash share-based compensation, (vii) extraordinary, unusual and non-recurring non-cash expenses; and (viii) extraordinary, unusual and non-recurring cash expenses approved in writing by the Required Lenders in their discretion.

"Equivalent Amount" means, in relation to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency, determined by reference to the applicable Exchange Rate at the time of such determination.

"Event of Default" is defined in section 10.01.

"Excess Cash Flow" in respect of any fiscal period means EBITDA in such fiscal period, less the following amounts (without duplication):

•	income (and also in the case of any Luxembourg Guarantor, capital) Taxes paid or payable in respect of such fiscal period;

•	Capital Expenditures paid during such fiscal period to the extent incurred in compliance with paragraph 7.02(g) (but excluding any portion thereof financed by Permitted Funded Debt);

•	Interest paid or payable during such fiscal period in respect of Permitted Funded Debt;

•

to the extent approved by the Lenders in their discretion, amounts paid or payable in respect of the termination or unwinding of Hedging Transactions (but for greater certainty, no amount shall be deducted in respect of Hedging Transactions which remain outstanding);

•

transaction costs related to the Sintrom Purchase Transaction, provided that the aggregate amount of such transaction costs deducted in determining Excess Cash Flow in all fiscal periods shall not exceed Three Million Dollars ($3,000,000);

•	scheduled principal payments paid during such fiscal period in respect of the Outstanding Advances under Facility 1 and other Permitted Funded Debt; and

•	voluntary Repayments made in respect of the Outstanding Advances under Facility 1 in such fiscal period.

"Exchange Rate" means, on the date of determination of any amount of Canadian Dollars to be converted into another currency pursuant to this Agreement for any reason, or vice-versa, the spot rate of exchange for converting Canadian Dollars into such other currency or vice-versa, as the case may be, established by the Bank of Canada at approximately noon (Toronto time) on the date of such determination (or such other date as may be specified herein).

"Excluded Subsidiaries" means the Subsidiaries of the Borrower listed in Schedule 7.01(b) attached hereto under the heading "Excluded Subsidiaries", and any other any Subsidiaries of the Borrower so designated in writing by the Required Lenders in their discretion from time to time.

"Facility 1" is defined in section 2.01.

"Facility 1 Maximum Amount" means Eighty Million Dollars ($80,000,000).

"Federal Funds Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of one percent) of the per annum interest rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers as published in respect of such day on the next succeeding Business Day by the Federal Reserve Bank of New York or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of one percent) of the quotations for such day for such transactions received by the Agent from three federal funds brokers of recognized standing selected by it.

"First-Ranking Security Interest" in respect of any Collateral means a Lien in such Collateral which is registered as required under this Agreement to record and perfect the charges contained therein and which ranks in priority to all other Liens in such Collateral, except for any Permitted Liens which may have priority in accordance with Applicable Law.

"Fiscal Quarter" means a fiscal quarter of the Borrower, ending on the last day of December, March, June or September in each year.

"Fiscal Year" means a fiscal year of the Borrower, ending on the last day of September in each year.

"Fixed Charge Coverage Ratio" means, in respect of any Fiscal Quarter, the ratio of: (i) EBITDA in the fiscal period comprised of such Fiscal Quarter and the immediately preceding three Fiscal Quarters, less Capital Expenditures paid by the Borrower on a consolidated basis during such fiscal period to the extent not financed by Permitted Funded Debt, less Cash Taxes paid by the Companies during such fiscal period, less the aggregate amount of Distributions paid in cash in such fiscal period; to (ii) Funded Debt Service in respect of such fiscal period.

"Funded Debt" in respect of any Person means obligations of such Person which are considered to constitute debt in accordance with GAAP, including indebtedness for borrowed money (in the case of the Borrower, specifically including the Outstanding Advances), Subordinated Debt, obligations secured by Purchase-Money Security Interests, obligations under Capital Leases, capitalized interest, Hedging Obligations which are due and payable, and the redemption price of any securities issued by such Person having attributes substantially similar to debt (such as securities which are redeemable at the option of the holder); but excluding the following: accounts payable, payroll accruals, accruals in respect of normal business expenses, future income Taxes (both current and long-term) and Hedging Obligations which are not due and payable. For greater certainty and notwithstanding the forgoing, the Series A Preferred Shares of the Borrower shall not constitute Funded Debt.

"Funded Debt Service" means, in respect of any fiscal period, without duplication: (i) the aggregate amount of Interest paid or payable in respect of the Funded Debt of the Borrower on a consolidated basis in respect of such fiscal period (but for greater certainty, excluding any Interest which is capitalized and not paid or payable during such fiscal period); plus (ii) the aggregate amount of scheduled principal payments and scheduled Capital Lease payments paid or payable in respect of the Funded Debt of the Borrower on a consolidated basis in respect of such fiscal period (except the portion of any final payment due in respect of such Funded Debt which constitutes a "balloon payment" and any amount paid in connection with the exercise of an option to purchase equipment under a Capital Lease).

"GAAP" means generally accepted accounting principles in Canada as in effect from time to time as set forth in the opinions and pronouncements of the relevant Canadian public and private accounting boards and institutes which are applicable to the relevant Person and the circumstances as of the date of determination, consistently applied including, without limitation, International Financial Reporting Standards adopted by the Accounting Standards Board of the Canadian Institute of Chartered Accountants (which have been adopted by the Borrower).

"Governmental Authority" is defined in the CBA Model Provisions.

"Guarantee" means any agreement by which any Person assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes liable upon, the obligation of any other Person, or agrees to maintain the net worth or working capital or other financial condition of any other Person or otherwise assures any creditor of such Person against loss, and shall include any contingent liability under any letter of credit or similar document or instrument.

"Hazardous Materials" means any contaminant, pollutant, waste or substance that is likely to cause immediately or at some future time harm or degradation to the surrounding environment or risk to human health; and without restricting the generality of the foregoing, including any pollutant, contaminant, waste, hazardous waste or dangerous goods that is regulated by any Requirements of Environmental Law or that is designated, classified, listed or defined as hazardous, toxic, radioactive or dangerous or as a contaminant, pollutant or waste by any Requirements of Environmental Law.

"Hedge Transaction" means a Hedging Transaction entered into between the Borrower and a Lender in compliance with section 3.01 of this Agreement.

"Hedging Obligations" means all obligations of the Borrower to the Lenders pursuant to or arising in connection with all Hedge Transactions made between the Borrower and any Lenders.

"Hedging Transactions" means (a) any and all interest rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any international foreign exchange master agreement, or any other master agreement, including any such obligations or liabilities under any such master agreement and its related schedules, in each case for the purpose of hedging exposure to interest or exchange rates, or loan, credit exchange, security or currency valuations.

"Indemnitees" means the Lenders, the Agent and their respective successors and permitted assignees, any agent of any of them (specifically including a receiver or receiver-manager) and the respective officers, directors and employees of the foregoing.

"Insolvency Event" means, in respect of any Person, the occurrence of any one or more of the following events:

•

such Person ceases to carry on its business; or commits an act of bankruptcy or becomes insolvent (as such terms are used in the BIA); or makes an assignment for the benefit of creditors, files a petition in bankruptcy, makes a proposal or commences a proceeding under Insolvency Legislation; or petitions or applies to any tribunal for, or consents to, the appointment of any receiver, trustee or similar liquidator in respect of all or a substantial part of its property; or admits the material allegations of a petition or application filed with respect to it in any proceeding commenced in respect of it under Insolvency Legislation; or takes any corporate action for the purpose of effecting any of the foregoing; or

•

any proceeding or filing is commenced against such Person seeking to have an order for relief entered against it as debtor or to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts under any Insolvency Legislation, or seeking appointment of a receiver, trustee, custodian or other similar official for it or any of its property or assets; unless (i) such Person is diligently defending such proceeding in good faith and on reasonable grounds as determined by the Required Lenders and (ii) such proceeding does not in the reasonable opinion of the Required Lenders materially adversely affect the ability of such Person to carry on its business and to perform and satisfy all of its obligations.

"Insolvency Legislation" means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, and specifically includes for greater certainty the BIA, the Companies' Creditors Arrangement Act (Canada), and the Winding-Up and Restructuring Act (Canada).

“Intellectual Property” means all rights, title and interests in intellectual property and all IP Ancillary Rights relating thereto, including all Copyrights, Patents, Trademarks, Internet Domain Names, Trade Secrets, industrial designs, integrated circuit topographies, plant breeders’ rights and rights under IP Licenses.

"Interest" means interest on loans, stamping fees in respect of bankers' acceptances, the difference between the proceeds received by the issuers of bankers' acceptances and the amounts payable upon the maturity thereof, issuance fees in respect of letters of credit, and any other charges or fees in connection with the extension of credit which are determined by reference to the amount of credit extended, plus standby fees in respect of the unutilized portion of any credit facility; but for greater certainty "Interest" shall not include agency fees, arrangement fees, structuring fees, fees relating to the granting of consents, waivers, amendments, extensions or restructurings, the reimbursement of costs and expenses, and any similar amounts which may be charged from time to time in connection with the establishment, administration or enforcement of Facility 1.

"Interest Rate Hedge Transactions" means Hedge Transactions entered into for the purpose of hedging interest rate risk, including interest rate exchange agreements (commonly known as "interest rate swaps") and forward rate agreements; and for greater certainty, including interest rate exchange agreements in U.S. Dollars (commonly known as "cross-currency swaps").

"Interim Financial Statements" in respect of any Fiscal Quarter means the unaudited financial statements of the Borrower on a consolidated basis in respect of such Fiscal Quarter (and also on a year-to-date basis in respect of such Fiscal Quarter and all previous Fiscal Quarters in the same Fiscal Year).

“Internet Domain Names” means all right, title and interest (and all related IP Ancillary Rights) in internet domain names.

"Investment" means any of the following by a Company: (i) an investment made or held, directly or indirectly, in another Person (for greater certainty, whether such investment was made in such other Person or was acquired from a third party); (ii) the acquisition or holding of common or preferred shares, debt obligations, partnership interests and interests in joint ventures; (iii) the acquisition of all or substantially all of the assets used in connection with a business; and (iv) the acquisition of Intellectual Property rights (including the IP Ancillary Rights) in respect of any drug product; but excluding the following:

•	loans or advances made to employees or officers of any Company in the ordinary course of business in connection with their employment, provided that the amounts thereof are commercially reasonable;

•	transactions between or among any two or more Secured Companies;

•	transactions with Related Persons that are not Companies in the ordinary course of business and on commercially reasonable terms;

•	extensions of credit to customers on normal trade terms in respect of the sale of inventory in the ordinary course of business; and

•	any transaction which constitutes a “Capital Expenditure” as defined herein.

“IP Ancillary Rights” means, with respect to an item of Intellectual Property all foreign counterparts to, and all divisionals, reversions, continuations, continuations-in-part, reissues, reexaminations, renewals and extensions of, such Intellectual Property and all income, royalties, proceeds and liabilities at any time due or payable or asserted under or with respect to any of the foregoing or otherwise with respect to such Intellectual Property, including all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof, and, includes in each case, all rights to obtain any other IP Ancillary Right.

“IP License” means all contractual obligations (and all related IP Ancillary Rights), whether written or oral, granting any right, title and interest in any Intellectual Property.

“Key Products” means, collectively, (i) all Intellectual Property rights (including IP Ancillary Rights) in Canada and certain European countries in respect of the drug product known as “Enablex” (and marketed in Europe under the name “Emselex”), which said rights are owned by Merus Luxco or Merus Netherlands; and (ii) all Intellectual Property rights (including IP Ancillary Rights) in respect of the drug product known as Vancomycin, which rights are owned by the Borrower (but for greater certainty it is acknowledged that all patents in respect of Vancomycin have expired); and (iii) all Intellectual Property rights (including IP Ancillary Rights) in respect of Sintrom, which rights are owned by the Borrower (but for greater certainty it is acknowledged that all patents in respect of Sintrom have expired).

"Land" means real property (including a leasehold interest in land) and all buildings, improvements, fixtures and plant situated thereon.

"Landlord Agreement" means an agreement in form and substance satisfactory to the Agent given by the landlord of a Leased Property in favour of the Agent, which shall include the following provisions: such landlord consents to the granting of a security interest in the lease by the Credit Party which is a tenant thereunder in favour of the Agent, agrees to give written notice to the Agent in respect of and a reasonable opportunity to cure any default before terminating the lease, and agrees to waive (or subordinate and defer the enforcement of) its rights and remedies and any security it may hold in respect of any assets owned by such Credit Party located on such Leased Property or affixed to such Leased Property which the tenant is entitled to remove under Applicable Law or pursuant to the terms of the lease.

"Laws" means all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or any provisions of such laws, including general principles of common and civil law and equity or policies or guidelines, to the extent such policies or guidelines have the force of law, binding on the Person referred to in the context in which such word is used; and "Law" means any of the foregoing.

"Leased Properties" means all Land leased by the Companies as tenants from time to time, specifically including as at the date of this Agreement the Land described in Schedule 7.01(k) attached hereto.

"Leases" means the leases pertaining to the Leased Properties.

"Lender-Related Distress Event" means, with respect to any Lender or any Person that directly or indirectly Controls such Lender (such Lender and each such Person being individually referred to in this definition as a "distressed person"), (i) the commencement of a voluntary or involuntary proceeding with respect to such distressed person under any Insolvency Legislation, (ii) the appointment of a custodian, conservator, receiver or similar official in respect of such distressed person or any substantial part of its assets, (iii) a forced liquidation, merger, sale or other change of Control of such distressed person supported in whole or in part by guarantees or other support (including, without limitation, the nationalization or assumption of ownership or operating control of such distressed person by any Governmental Authority), or (iv) such distressed person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such distressed person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such Governmental Authority.

"Lenders" means the lenders identified in Exhibit "A" attached hereto and any other Persons which may from time to time become lenders pursuant to this Agreement; and their respective successors and permitted assigns.

"LIBO Rate" or "LIBOR" means, with respect to any LIBOR Period for any LIBOR Loan, the rate listed on the page of the Reuters Libor01 screen (or any successor thereto as may be selected by the Agent), applicable to the relevant LIBOR Period, at which deposits in U.S. Dollars are offered to financial institutions in the London interbank market at 11:00 a.m. (London local time) on the date two (2) Business Days in advance of the commencement of the applicable LIBOR Period. If the Reuters Libor01 screen, including any successor or similar service is not available, “LIBO Rate” or “LIBOR” shall mean the rate at which the Agent, in accordance with its normal practice, has offered on such date (or if no such offer has been made on such date, would be prepared to offer) to leading banks in the London interbank market for delivery by the Agent on the first day of the applicable LIBOR Period for a period equal to the number of days in such LIBOR Period, deposits in U.S. Dollars of amounts comparable to the principal amount of such LIBOR Loan to be outstanding during such LIBOR Period.

"LIBOR Loan" means a Loan that bears interest at a rate determined with reference to LIBOR.

"LIBOR Period" means, with respect to any LIBOR Loan, the period commencing on the date on which such LIBOR Loan is advanced or continued or another Loan is converted into such LIBOR Loan, as applicable, and ending on the date that is one, two or three months thereafter (subject to availability), as selected by the Borrower in its Draw Request; provided that:

(a)

any LIBOR Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another month, in which case such LIBOR Period shall end on the immediately preceding Business Day;

(b)

any LIBOR Period that begins on the last Business Day of a month (or on a day for which there is no numerically corresponding day in the month at the end of such LIBOR Period) shall end on the last Business Day of the month at the end of such LIBOR Period; and

(c)	no LIBOR Period shall extend beyond the Maturity Date.

"Lien" means: (i) a lien, charge, mortgage, hypothec, pledge, security interest or conditional sale agreement; (ii) an assignment, lease, consignment, trust or deemed trust that secures payment or performance of an obligation; (iii) a garnishment; (iv) any other encumbrance of any kind; and (v) any commitment or agreement to enter into or grant any of the foregoing.

"Loan" means a Prime Rate Loan, a Base Rate Loan or a LIBOR Loan.

"Loan Documents" collectively, this Agreement, the Security, any promissory notes issued by the Borrower to the Agent or the Lenders hereunder, all agreements made between the Borrower and the Lenders with respect to Hedge Transactions, any certificate completed and executed by a Credit Party and all other certificates, instruments, agreements and other documents (including without limitation any agreements pertaining to Hedge Transactions and Service Agreements) delivered, or to be delivered, to the Agent or the Lenders or any of them, as applicable, under or in connection with this Agreement or Facility 1 and any fee letters entered into between the Borrower and the Agent in respect of fees payable to the Agent or the Lenders.

"Luxembourg" means the Grand Duchy of Luxembourg.

"Luxembourg Companies Register" means the Luxembourg Register of Commerce and Companies.

"Luxembourg Guarantor" means Merus Luxco and any other Person providing a Guarantee and whose registered office/place of central administration is in Luxembourg.

"Luxembourg Insolvency Event" means, in relation to any Luxembourg Guarantor or any of its assets, any corporate action, legal proceedings or other procedure or step in relation to bankruptcy (faillite), insolvency, judicial or voluntary liquidation (liquidation judiciaire ou volontaire), composition with creditors (concordat préventif de faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôle),fraudulent conveyance (action paulienne), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally.

“Marketing Authorization” means, with respect to any drug product, the authorizations, consents and approvals granted by Governmental Authorities permitting the distribution and sale of such drug product in the relevant countries.

"Material Adverse Change" means any change or event which: (i) could reasonably be expected to constitute a material adverse change in the business, operations, condition (financial or otherwise) or properties of any Credit Party; (ii) could reasonably be expected to materially impair the ability of any Credit Party to timely and fully perform its obligations under any Loan Document to which it is a party, or (iii) could reasonably be expected to materially impair the ability of the Agent and the Lenders to enforce their rights and remedies under this Agreement or the Security.

"Material Agreement" means, in respect of any Company, an agreement made between such Company and another Person which if terminated would result, or would have a reasonable likelihood of resulting, in a Default or a Material Adverse Change, specifically including each agreement listed in Schedule 7.01(n) .

"Material Permit" means, in respect of any Company, a licence, permit, approval, registration or qualification granted to or held by such Company which if terminated would result, or would have a reasonable likelihood of resulting, in a Default or a Material Adverse Changes, specifically including all Marketing Authorizations issued by Governmental Authorities permitting the distribution and sale of the Key Products, and each other permit and licence listed in Schedule 7.01(h) .

"Material Subsidiaries" means all Subsidiaries of the Borrower other than the Excluded Subsidiaries.

"Maturity Date" means September 5, 2019.

"Merus Luxco" means Merus Labs Luxco S. r.l., a wholly-owned Subsidiary of the Borrower in the form of a private limited liability company (socit responsabilit limite) organized and established under the laws of Luxembourg, having its registered office at 26-28, rue Edward Steichen L-2540 Luxembourg, with a share capital of EUR 367,137 and registered with the Luxembourg Companies Register under number B170.130.

"Merus Netherlands" means Merus Labs Netherlands B.V., a wholly-owned Subsidiary of the Borrower organized and established under the laws of the Netherlands.

"Non-BA Lender" means a Lender identified in Exhibit "A" attached hereto as a Lender which will make BA Equivalent Loans instead of accepting Bankers' Acceptances hereunder.

"Non-Funding Lender" means any Lender (i) that has failed to fund any payment or Advance required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Loan Documents, or (ii) that has given verbal or written notice to the Borrower, the Agent or any other Lender, or has otherwise publicly announced, that it believes that it may be unable to fund advances under one or more credit agreements to which it is a party, or (iii) with respect to which one or more Lender-Related Distress Events has occurred, or (iv) with respect to which the Agent believes, acting reasonably, that such Lender has defaulted or may default in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other credit agreements to which it is a party, or (v) with respect to which the Agent believes, acting reasonably, that there is a reasonable chance that such Lender will fail to fund any payment or Advance required to be made hereunder.

"Novartis" means, collectively, Novartis AG and Novartis Pharma AG, each being a company organized under the laws of Switzerland, and their respective successors and assigns.

"Novartis Agreements" means, collectively, the Novartis Enablex Agreements and the Novartis Sintrom Agreements.

"Novartis Enablex Agreements" means, collectively, the asset purchase agreement between Novartis Pharma AG and Merus Luxco dated as of July 11, 2012 under which Merus Luxco acquired all Intellectual Property rights in Canada and certain European countries in respect of the drug product marketed in Canada under the name “Enablex” and marketed in Europe under the name “Emselex”, and all agreements ancillary thereto including the License Agreement and the Supply Agreement (each as defined therein).

"Novartis Sintrom Agreements" means, collectively, the Sintrom Purchase Agreement, the Sintrom License Agreement and the Sintrom Supply Agreement.

"Obligations" means, at any time and without duplication: (i) all direct and indirect, contingent and absolute indebtedness, obligations and liabilities of the Companies to the Agent and the Lenders (or if the context requires, to any Lender) under or in connection with this Agreement and the Loan Documents (specifically including for greater certainty all Guarantees provided hereunder) at such time, specifically including the Outstanding Advances, all accrued and unpaid Interest thereon, and all fees, expenses and other amounts payable pursuant to this Agreement and the Loan Documents; plus (ii) the Hedging Obligations (if any) at such time; plus (iii) any obligations under Service Agreements at such time; provided that if otherwise specified or required by the context, "Obligations" shall mean any portion of the foregoing.

"Outstanding Advances" means, at any time, the aggregate of the Borrower's obligations to any Lender in respect of all Advances made under Facility 1 which have not been repaid or satisfied at such time, determined as follows: (i) in the case of Prime Rate Loans, the principal amount thereof; (ii) in the case of Bankers’ Acceptances and BA Equivalent Notes, the face amount thereof; and (iii) in the case of Base Rate Loans and LIBOR Loans, the Equivalent Amount thereof expressed in Canadian Dollars.

"Owned Properties" means all Land owned by the Companies from time to time, specifically including as at the date of this Agreement the Land described in Schedule 7.01(j) attached hereto.

“Patents” means all rights, title and interests (and all related IP Ancillary Rights) arising under any requirement of law in or relating to letters patent and applications therefor.

"Pension Plan" means (i) a "pension plan" or "plan" which is subject to the funding requirements of applicable pension benefits legislation in any jurisdiction, or (ii) any pension benefit plan or similar arrangement applicable to employees of any Company.

"Permitted Funded Debt" means, without duplication: (i) the Outstanding Advances; (ii) indebtedness of the Borrower to each holder of a Bankers' Acceptance (and for greater certainty, the Borrower's contingent obligation to each Lender which has accepted a Bankers' Acceptance comprises part of the Outstanding Advances); (iii) indebtedness of any Company to any Secured Company; (iv) Subordinated Debt; (v) indebtedness of the Companies secured by Permitted Purchase-Money Security Interests; and (vi) unsecured indebtedness which is convertible into common shares of the Borrower at the option of the Borrower, provided that the Borrower is in compliance with the financial covenants in Section 7.03 both immediately before and immediately after the incurrence of such convertible indebtedness.

"Permitted Liens" means:

(a)	Statutory Liens in respect of any amount which is not at the time overdue;

(b)	Statutory Liens in respect of any amount which may be overdue but the validity of which is being contested in good faith and in respect of which reserves have been established in accordance with GAAP;

(c)

Liens or rights of distress reserved in or exercisable under any lease for rent not at the time overdue or for compliance with the terms of such lease not at the time in default; and security deposits given under leases not in excess of six (6) months' rent;

(d)

any obligations or duties affecting any Land due to any public utility or to any municipality or government, or to any statutory or public authority, with respect to any franchise, grant, licence or permit in good standing and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on Land under government permits, leases or other grants in good standing; which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held;

(e)

Liens incurred or deposits of cash made or pledged to secure obligations under workers' compensation legislation or similar legislation, or in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, and warehousemen's, storers', repairers', carriers' and other similar Liens and deposits;

(f)

security given to a public utility or any municipality or government or to any statutory or public authority to secure obligations incurred to such utility, municipality, government or other authority in the ordinary course of business and not at the time overdue;

(g)

Liens and privileges arising out of a judgment or an award (not otherwise constituting an Event of Default) in respect of which an appeal or proceeding for review has been commenced and a stay of execution pending such appeal or proceedings for review has been obtained, and in respect of which reserves have been established in accordance with GAAP;

(h)

any Lien affecting any Land arising in connection with the construction or improvement of such Land or arising out of the furnishing of materials or supplies therefor, provided that such Lien secures moneys not at the time overdue (or if overdue, the validity of which is being contested in good faith and in respect of which reserves have been established as reasonably required by the Required Lenders), notice of such Lien has not been given to the Agent or any Lender and such Lien has not been registered against title to such Land;

(i)

Liens affecting any Land arising in connection with registered restrictions, covenants, land use contracts, building schemes, declarations of covenants, conditions and restrictions, servicing agreements in favour of any Governmental Authority, easements, rights-of-way, servitudes or other similar rights in or with respect to such Land (including open space and conservation easements, restrictions or similar agreements and rights of way and servitudes for railways, water, sewer, drainage, gas and oil pipelines, electricity, light, power, telephone, telegraph, internet or cable television services and utilities) granted to or reserved by other Persons or properties, which, in the aggregate, do not materially impair the use of such Land for its intended purposes or the operation of the business thereon, and provided that same have been complied with;

(j)

Liens affecting any Land arising in connection with site plan agreements, subdivision agreements, development agreements and similar instruments registered or recorded in the ordinary course of business which do not, in the aggregate, materially impair the use of such Land for its intended purposes or the operation of the business thereon, and provided that same have been complied with;

(k)

Liens affecting any Land arising in connection with any right reserved to or vested in any Governmental Authority, by the terms of any permit, licence, certificate, order, grant, classification (including any zoning Laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such Person from any Governmental Authority or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which, in the aggregate, do not materially impair the use of such Land for its intended purposes or the operation of the business thereon, and provided that same have been complied with;

(l)

Liens affecting any Land arising in connection with the reservations, limitations, provisos and conditions, if any, expressed in any grants of such Land from any Governmental Authority, which, in the aggregate, do not materially impair the use of such Land for its intended purposes or the operation of the business thereon, and provided that same have been complied with;

(m)	Permitted Purchase-Money Security Interests;

(n)	Liens securing Subordinated Debt;

(o)	Liens securing indebtedness of a Company to a Secured Company;

(p)	the Specific Permitted Liens; and

(q)	the Security;

provided that the use of the term "Permitted Liens" to describe the foregoing Liens shall mean that such Liens are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by Applicable Law); and for greater certainty such Liens shall not be entitled to priority over the Security by virtue of being described in this Agreement as "Permitted Liens".

"Permitted Purchase-Money Security Interests" means Purchase-Money Security Interests incurred or assumed in connection with the purchase, leasing or acquisition of capital equipment in the ordinary course of business and without resulting in a contravention of any applicable provisions of this Agreement (for greater certainty, specifically including paragraphs 7.02(g) and 7.03(c)); and provided further that the aggregate amount thereof incurred or assumed in each Fiscal Year does not exceed One Hundred Thousand Dollars ($100,000).

"Person" is defined in the CBA Model Provisions.

"Prime Rate" means the greater of the following: (i) the rate of interest announced from time to time by BMO as its reference rate then in effect for determining rates of interest on Canadian dollar loans to its customers in Canada and designated as its prime rate; and (ii) the thirty (30) day CDOR Rate plus one-half percent (0.5%) per annum.

"Prime Rate Loan" means a loan made by a Lender to the Borrower in Canadian Dollars in respect of which interest is determined by reference to the Prime Rate, but excluding Advances in the form of BA Equivalent Loans.

"Proceeds of Realization", in respect of the Security or any portion thereof, means all amounts received by the Agent or any Lender in connection with:

•	any realization thereof, whether occurring as a result of enforcement or otherwise;

•	any sale, expropriation, loss or damage or other disposition of the Collateral or any portion thereof (other than a disposition of Collateral made pursuant to paragraph 7.02(c)); and

•	the dissolution, liquidation, bankruptcy or winding-up of any Company or any other distribution of its assets to creditors;

and all other amounts which are expressly deemed to constitute "Proceeds of Realization" in this Agreement.

"Properties" means the Owned Properties and the Leased Properties.

"Proportionate Share" in respect of any Lender means:

•	in the context of such Lender's obligation to make Advances under Facility 1, such Lender's Commitment to make Advances under Facility 1 divided by the aggregate amount of all Lenders' Commitments to make Advances under Facility 1; and

•	subject to section 11.03, in the context of each Lender's entitlement to receive payments of principal, interest or fees under Facility 1, the Outstanding Advances due to such Lender under Facility 1 divided by the aggregate amount of the Outstanding Advances due to all Lenders under Facility 1;

"Purchase-Money Security Interest" means (i) a Capital Lease; or (ii) a Lien on any property or asset which is created, issued or assumed to secure the unpaid purchase price thereof, provided that such Lien is restricted to such property or asset (and all additions thereto, replacements and proceeds thereof) and secures an amount not in excess of the purchase price thereof and any interest and fees payable in respect thereof.

"Related Person" in relation to any Person means a Subsidiary, Affiliate, Associate or employee of such Person.

"Repayment" means a repayment by the Borrower on account of the Outstanding Advances.

"Repayment Notice" means a notice delivered by the Borrower to the Agent committing it to make a Repayment, in the form of Exhibit "E".

"Required Lenders" means, (i) at any time prior to the occurrence of an Event of Default which is continuing, any two or more Lenders which have issued Commitments hereunder representing two-thirds (2/3) or more of the aggregate amount of all Lenders' Commitments; and (ii) at any time after the occurrence of an Event of Default which is continuing, any two or more Lenders which have Outstanding Advances representing two-thirds (2/3) or more of the total amount of the Outstanding Advances under Facility 1; provided however that if at any time there are only two (2) Lenders under this Agreement, "Required Lenders" shall mean both such Lenders, and if at any time there is only one (1) Lender under this Agreement, "Required Lenders" shall mean such Lender.

"Requirements of Environmental Law" means: (i) obligations under common law; (ii) requirements imposed by or pursuant to statutes, regulations and by-laws whether presently or hereafter in force; (iii) directives, policies and guidelines issued or relied upon by any Governmental Authority to the extent such directives, policies or guidelines have the force of law; (iv) permits, licenses, certificates and approvals from Governmental Authorities which are required in connection with air emissions, discharges to surface or groundwater, noise emissions, solid or liquid waste disposal, the use, generation, storage, transportation or disposal of Hazardous Materials; and (v) requirements imposed under any clean-up, compliance or other order made pursuant to any of the foregoing, in each and every case relating to environmental, health or safety matters including all such obligations and requirements which relate to (A) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation of Hazardous Materials and (B) exposure to Hazardous Materials.

"Rollover" means the renewal of an Availment Option upon its maturity in the same form.

"Rollover Notice" means a notice substantially in the form of Exhibit "C" given by the Borrower to the Agent for the purpose of requesting a Rollover.

"Secured Company" means a Company which (i) is not an Excluded Subsidiary; and (ii) has provided in favour of the Agent all Security required to be provided by it hereunder.

"Security" means all Guarantees, security agreements, mortgages, debentures and other documents required to be provided to the Agent or the Lenders pursuant to Article VIII and all other documents and agreements delivered by the Companies and any other Persons to the Agent for the benefit of the Lenders from time to time as security for the payment and performance of the Obligations, and the security interests, assignments and Liens constituted by the foregoing.

"Senior Funded Debt" means the Outstanding Advances and all other Funded Debt of the Companies on a consolidated basis, excluding Subordinated Debt.

“Series A Preferred Shares” means the series A preferred shares issued by the Borrower (which, in accordance with the conditions attached thereto, will not be redeemable at the option of the holder following the completion of the Sintrom Purchase Transaction).

"Service Agreements" means all agreements from time to time made between any Company and BMO or any of its Affiliates in respect of cash management, payroll or other banking services, including agreements relating to any corporate MasterCards issued by BMO to the Companies’ employees from time to time at the request and for the account of the Borrower.

"Sintrom" means the drug product known as Sintrom, which is defined in the Sintrom Purchase Agreement as the “Product”.

"Sintrom License Agreement" means the license agreement among Novartis, the Borrower and Merus Luxco dated as of September 5, 2014 under which Novartis grants in favour of Merus Luxco (i) an exclusive, perpetual, royalty-free, fully paid-up license under the Licensed IP and Trademarks to market, sell, use and commercialize the Product in the Field in the Territory and to manufacture or have manufactured the Product for use in the Field in the Territory; and (ii) a non-exclusive, perpetual, and fully-paid license under the Licensed IP to develop and use New Technical IP, subject to certain exceptions as set out therein (the terms “Licensed IP”, “Trademarks”, “Product”, “Field” and “Territory” having the respective meanings ascribed thereto in the Sintrom Purchase Agreement and the term “New Technical IP” having the meaning ascribed thereto in the Sintrom License Agreement).

"Sintrom Marketing Authorizations" means the Marketing Authorizations in respect of Sintrom for each country in the Territory (as such term is defined in the Sintrom Purchase Agreement), specifically including for greater certainty Spain, Italy, Greece, Bulgaria and Romania.

“Sintrom Purchase Agreement” means the asset purchase agreement between Novartis, the Borrower and Merus Luxco dated as of September 5, 2014.

“Sintrom Purchase Transaction” means the transaction contemplated by the Novartis Sintrom Agreements.

"Sintrom Rights" means, collectively: (i) the “Transferred Assets” as such term is defined in the Sintrom Purchase Agreement; (ii) all rights of the Borrower under the Sintrom License Agreement; and (iii) all rights of the Borrower and Merus Netherlands under the Sintrom Supply Agreement.

“Sintrom Supply Agreement" means the supply agreement between Novartis, the Borrower, Merus Luxco and Merus Netherlands dated as of September 5, 2014.

“Solvent” means, with respect to any Credit Party as of the date of determination, (i) the aggregate property of such Credit Party is sufficient, if disposed of at a fairly conducted sale under legal process, to enable payment of all its obligations, due and accruing due; (ii) such Credit Party is able to meet its obligations as they generally become due; and (iii) such Credit Party has not ceased paying its current obligations in the ordinary course of business as they generally become due; for purposes of this definition, the amount of any contingent obligation at such time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability; provided however that with respect to any Credit Party incorporated or organized under the laws of a jurisdiction other than Canada, such Credit Party shall be considered “Solvent” if it satisfies the foregoing requirements and also satisfies all other solvency requirements under Applicable Law in such jurisdiction; and, with respect to a Luxembourg Guarantor, such entity is not unable to pay its debts (in particular, it is not in a state of cessation of payments (cessation de paiements) and has not lost its commercial creditworthiness).

"Specific Permitted Liens" means the Liens described in Schedule 7.01(i), as such Liens may be amended or replaced from time to time on substantially similar terms and conditions provided that the principal amount of the indebtedness secured thereby is not increased.

"Statutory Lien" means a Lien in respect of any property or assets of a Company created by or arising pursuant to any applicable legislation in favour of any Governmental Authority to secure any obligation, including a Lien for the purpose of securing such Company's obligation to deduct and remit employee source deductions and goods and services tax pursuant to the Income Tax Act (Canada), the Excise Tax Act (Canada), the Canada Pension Plan (Canada), the Employment Insurance Act (Canada) and any legislation in any jurisdiction similar to or enacted in replacement of the foregoing from time to time.

"Subordinated Debt" means indebtedness of any Company to any Person in respect of which all of the following requirements are satisfied: (i) the Lenders acting reasonably have provided their written consent thereto, (ii) if incurred after the date hereof, the Borrower was in compliance with the financial covenants in Section 7.03 both immediately before and immediately after the incurrence of such indebtedness, and (iii) the holder thereof has entered into a subordination and postponement agreement in favour of the Agent in form and substance satisfactory to the Agent and registered in all places where necessary or desirable to protect the priority of the Security, which shall provide (among other things) that: (A) the maturity date of such indebtedness is later than the Maturity Date; (B) the holder of such indebtedness may not receive any payments on account of principal or interest thereon (except to the extent, if any, expressly permitted therein); (C) any security held in respect of such indebtedness is subordinated to the Security; (D) the holder of such indebtedness may not take any enforcement action in respect of any such security (except to the extent, if any, otherwise expressly provided therein) without the prior written consent of the Agent; and (E) any enforcement action taken by the holder of such indebtedness will not interfere with the enforcement action (if any) being taken by the Agent in respect of the Security.

"Subsidiary" means a business entity which is Controlled, directly or indirectly, by another business entity (as used herein, "business entity" includes a corporation, company, partnership, limited partnership, trust or joint venture); and for greater certainty includes a Subsidiary of a Subsidiary.

"Taxes" is defined in the CBA Model Provisions.

"Total Funded Debt" means the Outstanding Advances and all other Funded Debt of the Companies on a consolidated basis, for greater certainty specifically including Subordinated Debt.

“Trade Secrets” means all right, title and interest (and all related IP Ancillary Rights) arising under any requirement of law in or relating to trade secrets.

“Trademark” means all rights, title and interests (and all related IP Ancillary Rights) arising under any requirement of law in trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers and, in each case, all goodwill associated therewith, all registrations and recordations thereof and all applications in connection therewith.

"U.S. Dollars" or "U.S.$" means the lawful money of the United States.

"Year-end Financial Statements" means, in respect of any Fiscal Year, the audited financial statements of the Borrower on a consolidated basis in respect of such Fiscal Year, including the notes thereto.

1.02	Accounting Principles

Unless otherwise specifically provided herein, any accounting term used in this Agreement shall have the meaning customarily given such term in accordance with GAAP, and all financial computations hereunder shall be computed in accordance with GAAP consistently applied. That certain items or computations are explicitly modified by the phrase "in accordance with GAAP" shall in no way be construed to limit the foregoing. If there occurs after the date hereof any change in GAAP from that used in the preparation of the financial statements referred to herein, after the date hereof the Borrower and its Subsidiaries adopt any other accounting principles for use in the preparation of their financial statements (such changes in GAAP and such adoption being referred to herein as "Accounting Changes") that affects in any respect the calculation of any covenants contained in this Agreement (including those in section 7.03), the Lenders and the Borrower shall discuss whether they wish to amend any relevant provisions of this Agreement that relate to the calculation of such covenants with the intent of having their respective positions after such Accounting Changes conform as nearly as possible to their respective positions as of the date of this Agreement. Unless any such amendments have been agreed upon by all parties hereto in writing, compliance with the financial covenants in this Agreement shall be determined as if no such Accounting Change had occurred. In such event, the financial statements required to be provided by the Borrower hereunder shall be prepared in accordance with GAAP in effect on the date of such financial statements (after giving effect to such Accounting Change), and the Borrower shall concurrently deliver to the Agent a reconciliation in form and substance satisfactory to the Lenders showing all adjustments made to financial statements in order to determine compliance with such financial covenants on the basis of GAAP in effect prior to such Accounting Change.

1.03	Currency References

All amounts referred to in this Agreement are in Canadian Dollars unless otherwise noted.

1.04	Extended Meanings

Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders. Unless otherwise specified, references in this Agreement to sections, Schedules and Exhibits are to sections of, and schedules and Exhibits to, this Agreement. Unless otherwise specified, each reference to an enactment of legislation is deemed to be a reference to that enactment of legislation, and to the regulations made under that enactment, as amended or re-enacted from time to time. Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, Ontario. "Including" means "including without limitation" and the term "including" shall not be construed to limit any general statement that precedes such term to the specific or similar items or matters immediately following it. Unless expressly qualified by the phrase "acting reasonably" or an equivalent phrase, the phrase "discretion" means "sole discretion" and any action to be taken or decision to be made by the Agent or the Lenders in their discretion shall mean that such discretion is absolute and unfettered.

1.05	Luxembourg Terms

Without prejudice to the generality of any provision of this Agreement, in this Agreement where it relates to a Luxembourg Guarantor, a reference to: (a) a winding-up, administration or dissolution includes, without limitation, bankruptcy (faillite), insolvency, liquidation, composition with creditors (concordat prventif de faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrle), fraudulent conveyance (action paulienne), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally; (b) a receiver, administrative receiver, administrator, trustee, custodian, sequestrator, conservator or similar officer includes, without limitation, a juge dlgu, commissaire, juge-commissaire, mandataire ad hoc, administrateur provisoire, liquidateur or curateur; (c) a lien or security interest includes any hypothèque, nantissement, gage, privilege, sûret relle, droit de rtention, and any type of security in rem (sret relle) or agreement or arrangement having a similar effect and any transfer of title by way of security; (d) a person being unable to pay its debts includes that person being a state of cessation de paiements; (e) creditors process means an executory attachment (saisie excutoire) or conservatory attachment (saisie conservatoire); (f) a guarantee includes any garantie which is independent from the debt to which it relates and excludes any suretyship (cautionnement) within the meaning of Articles 2011 and seq. of the Luxembourg Civil Code; (g) by-laws or constitutional documents includes its up-to-date (restated) articles of association (statuts coordonns) and (h) a director includes a grant or an administrateur.

1.06	Exhibits and Schedules

The following exhibits and schedules are attached to this Agreement and incorporated herein by reference (but with respect to Exhibit H, subject to section 12.01 hereof):

Exhibits

"A"	-	Lenders and Lenders' Commitments
"B"	-	Draw Request
"C"	-	Rollover Notice
"D"	-	Conversion Notice
"E"	-	Repayment Notice
"F"	-	Compliance Certificate
"G"	-	Form of BA Equivalent Note
"H"	-	CBA Model Provisions

Schedules

6.01(b)	-	Corporate Information
6.01(h)	-	Material Permits
6.01(i)	-	Specific Permitted Liens
6.01(j)	-	Owned Properties
6.01(k)	-	Leased Properties
6.01(l)	-	Intellectual Property
6.01(m)	-	Insurance Policies
6.01(n)	-	Material Agreements
6.01(o)	-	Labour Agreements
6.01(p)	-	Environmental Matters
6.01(q)	-	Litigation
6.01(r)	-	Pension Plans

ARTICLEII - FACILITY 1

2.01	Establishment of Facility 1

Subject to the terms and conditions in this Agreement, each Lender hereby establishes a committed, non-revolving credit facility for the Borrower in the maximum principal amount indicated opposite such Lender's name in Exhibit "A" under the heading "Facility 1 Commitments". The said credit facilities are established by the Lenders severally and not jointly, and are hereinafter collectively referred to as "Facility 1". Each Advance by a Lender under Facility 1 shall be made in its Proportionate Share of Facility 1.

2.02	Purpose

The proceeds of the Advance under Facility 1 shall be used by the Borrower for the following purposes: (i) to repay and satisfy in full all indebtedness of the Borrower under its existing credit facilities; and (ii) to assist the Borrower in completing the Sintrom Purchase Transaction in accordance with the terms and conditions of the Novartis Sintrom Agreements.

2.03	Non-Revolving Nature

Facility 1 shall be a non-revolving facility, and any Repayment under Facility 1 may not be reborrowed. A single Advance shall be made under Facility 1 on the Closing Date, and any unadvanced portion of Facility 1 thereafter shall be cancelled.

2.04	Repayment

(a)

The Obligations under Facility 1 shall become due and payable upon the earliest of: (i) the occurrence of an Insolvency Event (for greater certainty, without the necessity of a demand for payment by the Agent); (ii) the Maturity Date (for greater certainty, without the necessity of a demand for payment by the Agent); and (iii) delivery by the Agent to the Borrower of written notice that all Obligations under Facility 1 are immediately due and payable, following the occurrence and during the continuation of an Event of Default other than an Insolvency Event.

(b)

Subject to the Obligations under Facility 1 becoming due and payable in accordance with paragraph (a), the Borrower shall make quarterly Repayments on account of the Outstanding Advances under Facility 1 on the last day of each Fiscal Quarter, the first such Repayment to be made on the last day of the first complete Fiscal Quarter following the Closing Date. The amount of each said quarterly Repayment shall be equal to five percent (5%) of the amount of the Outstanding Advances under Facility 1 immediately following the Advance under Facility 1 on the Closing Date. The remaining balance of the Outstanding Advances under Facility 1 shall be due and payable on the Maturity Date.

(c)

In addition to all other Repayments required under this section 2.04, not later than one hundred twenty (120) days after the end of each Fiscal Year the Borrower shall make a Repayment in an amount equal to fifty percent (50%) of the Excess Cash Flow in such Fiscal Year. For greater certainty, the first such Repayment shall be made in respect of the Fiscal Year ending September 30, 2015.

(d)	If any Company receives:

(i)	payments under a policy of insurance, except to the extent that such payments are permitted to be retained or used by such Company as provided in section 8.09; or

(ii)

net proceeds from a transaction involving the sale, leasing or other disposition of any individual asset or group of related assets (other than inventory sold in the ordinary course of business) in one or a series of related transactions, less the portion of such net proceeds (if any) used to purchase replacement capital assets within one hundred eighty (180) days after such disposition;

then the Borrower agrees to make a Repayment under Facility 1 in an amount equal to such payments or net proceeds within five (5) Business Days after such payments or net proceeds are received by such Company in the case of clause (i) above, and within one hundred eighty-five (185) days after such payments or net proceeds are received by such Company in the case of clause (ii) above; provided further that the first One Million Dollars ($1,000,000) of net proceeds received by the Companies pursuant to clause (ii) above and not used to purchase replacement capital assets in each Fiscal Year shall not be required to be paid to the Agent under clause (ii) above. As used herein, "net proceeds" in respect of any such transaction means the gross amount payable to the Company in respect of such transaction less any sales commissions, reasonable costs and expenses of such transaction paid to Persons other than Related Persons, usual and reasonable adjustments in connection with the transaction, Taxes payable in connection with or as a result of the transaction, and any other amount specifically approved by the Agent, acting reasonably, in writing. Each Repayment made pursuant to this paragraph 2.04(d) shall be applied against the Outstanding Advances under Facility 1 on a pari passu basis, or as may be otherwise determined by the Lenders in their discretion.

(e)

Each Repayment under each paragraph (c) and (d) in this section 2.04 is in addition to and not in substitution for all other Repayments required under each other paragraph in this section 2.04. All such Repayments shall be applied in reverse chronological order.

2.05	Availment Options

Subject to the restrictions contained in this Agreement (and in particular, sections 5.02 and 5.03), the Borrower may receive Advances under Facility 1 by any one or more of the following Availment Options (or any combination thereof):

(a)	Prime Rate Loans; or

(b)	Bankers' Acceptances from BA Lenders with a maturity between 28 and 182 days (inclusive), subject to availability; or

(c)	BA Equivalent Loans from Non-BA Lenders with a maturity between 28 and 182 days (inclusive), subject to availability; or

(d)	Base Rate Loans; or

(e)	LIBOR Loans with a LIBOR Period of one (1), two (2) or three (3) months, subject to availability.

Bankers' Acceptances, BA Equivalent Loans and LIBOR Loans will not be issued with a maturity date later than the Maturity Date. The Borrower may convert all or any portion of the Outstanding Advances under Facility 1 in the form of any above Availment Option into another form of Availment Option, subject to and in accordance with the terms and conditions of this Agreement (but for greater certainty, Bankers' Acceptances, BA Equivalent Loans and LIBOR Loans may not be converted into another Availment Option prior to the maturity thereof).

2.06	Interest and Fees

In respect of Advances under Facility 1, the Borrower agrees to pay the following:

(a)	interest on Prime Rate Loans at the Prime Rate plus the Applicable Margin per annum, payable monthly in arrears on the last day of each and every month;

(b)	interest on Base Rate Loans at the Base Rate plus the Applicable Margin per annum, payable monthly in arrears on the last day of each and every month;

(c)

in respect of each Bankers' Acceptance, a stamping fee equal to the Applicable Margin, multiplied by the face amount of the Bankers' Acceptance with the product thereof further multiplied by the number of days to maturity of the Bankers' Acceptance and divided by 365, payable at the time of acceptance;

(d)

in respect of each BA Equivalent Note, a stamping fee equal to the Applicable Margin multiplied by the face amount of the BA Equivalent Note with the product thereof further multiplied by the number of days to maturity of the BA Equivalent Note and divided by 365, payable at the time of acceptance; and

(e)

interest on LIBOR Loans at the LIBO Rate plus the Applicable Margin per annum calculated on the basis of a year of three hundred and sixty (360) days, payable in the manner set out in paragraph 4.04(b).

Except as otherwise provided in this Agreement, such payments shall be made to the Agent on behalf of the Lenders; and the Agent shall promptly remit to each Lender its Proportionate Share of each such payment.

2.07	Voluntary Repayments

Upon not less than three (3) Business Days' prior written notice to the Agent, the Borrower may make a Repayment on account of Prime Rate Loans outstanding under Facility 1 in a minimum amount and multiple of One Hundred Thousand Dollars ($100,000), or Base Rate Loans outstanding under Facility 1 in a minimum amount and multiple of One Hundred Thousand United States Dollars (U.S.$100,000), without payment of any penalty or fee. Any such voluntary Repayment shall be applied against the Borrower's obligations to make scheduled Repayments under Facility 1 in reverse chronological order; and the Facility 1 Maximum Amount shall be automatically and permanently reduced by any such voluntary Repayment. The Agent shall promptly remit to each Lender its Proportionate Share of any such voluntary Repayment. For greater certainty however, Bankers' Acceptances, BA Equivalent Loans and LIBOR Loans may not be repaid prior to the maturity thereof.

ARTICLE III - HEDGE TRANSACTIONS

3.01	Hedge Transactions

(a)

BMO (for greater certainty, in its capacity as a Lender hereunder and not in its capacity as the Agent) shall act as lead arranger for all Hedge Transactions to be entered into between the Borrower and the Lenders hereunder which are willing to enter into Hedge Transactions. Each Hedge Transaction entered into between the Borrower and a Lender shall be upon such terms as may be offered by such Lender in its discretion, subject to the terms of this Agreement.

(b)	Hedge Transactions may not be entered into for speculative purposes.

(c)	The term of each Currency Hedge Transaction shall expire not later than the earlier of (a) twelve (12) months from the date of such Currency Hedge Transaction, and (b) the Maturity Date.

(d)	The term of each Interest Rate Hedge Transaction shall expire not later than the earlier of (a) five (5) years from the date of such Interest Rate Hedge Transaction, and (b) the Maturity Date.

(e)

In respect of each Hedge Transaction entered into between the Borrower and a Lender, the Borrower agrees to execute and deliver to such Lender all such Loan Documents as it may reasonably require (for greater certainty, specifically including an ISDA master agreement).

(f)

The Security shall secure all obligations owing under or in respect of each Hedge Transaction; and the priority of such obligations shall rank on a pari passu basis with all other Obligations as provided in section 8.01.

(g)

The Borrower will not enter into or be a party to any Hedge Transactions with any Persons other than the Lenders (provided that, for greater certainty, it shall be in the discretion of each Lender to enter into any Hedge Transaction).

(h)

Each Hedge Transaction made with a Lender shall include such Lender's standard early termination events. Without limiting the generality of the foregoing, each Hedge Transaction shall also stipulate that the termination of Facility 1 shall constitute an Early Termination Event (as defined in the applicable ISDA Master Agreement) and the Affected Party (as defined in such ISDA Agreement) shall be the counter-party to the Lender in such contract. The Lender shall have the right to choose the payment measure and the payment method (as such terms are understood in the ISDA Master Agreement) in respect of such Early Termination Event.

(i)

On or before the Maturity Date the Borrower shall (i) unwind all Hedge Transactions (and pay all applicable unwinding costs in respect thereof); or (ii) provide cash collateral in favour of the Agent in respect of all outstanding Hedge Transactions in an amount satisfactory to the applicable Lender. For greater certainty, the Agent shall have no obligation to release all or any portion of the Security unless and until all Hedge Transactions are terminated or such cash collateral is provided in respect thereof.

ARTICLE IV - BANKERS’ ACCEPTANCES, BA EQUIVALENT LOANS AND LIBOR LOANS

4.01	Commitment to Purchase Bankers' Acceptances and BA Equivalent Notes

(a)

In connection with the issuance of each Bankers' Acceptance or BA Equivalent Note, the amount payable by the purchaser thereof to the Borrower shall be determined in accordance with the following formula:

             F
1 + (D x T/365)

where:

F     means the face amount of such Bankers’ Acceptance or BA Equivalent Note,

D     means the discount rate (being the Applicable Margin in respect of the issuance of Bankers’ Acceptances or BA Equivalent Notes), and

T     means the number of days to maturity of such Bankers’ Acceptance or BA Equivalent Note,

with the amount as so calculated being rounded up or down to the fifth decimal place and with 0.000005 being rounded up.

(b)

Each BA Lender which is a bank listed in Schedule I of the Bank Act (Canada) agrees to purchase those Bankers' Acceptances which it has accepted at a discount from the face amount thereof equal to the CDOR Rate for the relevant period in effect on the issuance date thereof; provided however that if BMO is the only BA Lender, the discount rate shall be the applicable discount rate established by BMO on the issuance date thereof.

(c)

Each BA Lender which is a bank listed in Schedule II or Schedule III of the Bank Act (Canada) agrees to purchase those Bankers' Acceptances which it has accepted at a discount from the face amount thereof equal to the CDOR Rate for the relevant period in effect on the issuance date thereof plus a premium determined by such BA Lender not in excess of one-tenth of one percent (0.10%) per annum.

(d)

Each Non-BA Lender agrees to purchase BA Equivalent Notes issued by it hereunder at a discount from the face amount thereof equal to the CDOR Rate for the relevant period in effect on the issuance date thereof.

(e)	The discount applicable to each Bankers' Acceptances and BA Equivalent Note shall be determined on the basis of a year of 365 days.

4.02	Special Provisions Regarding Bankers' Acceptances

The following provisions are applicable to Bankers' Acceptances issued by the Borrower and accepted by any BA Lender hereunder:

Payment of Bankers' Acceptances

(a)

The Borrower agrees to provide for each Bankers' Acceptance by payment of the face amount thereof to the Agent on behalf of the BA Lender on the maturity of the Bankers' Acceptance or, prior to such maturity, on the Acceleration Date; and the Agent shall remit the said amount to such BA Lender and such BA Lender shall in turn remit such amount to the holder of the Bankers' Acceptance. If the Borrower fails to provide for the payment of the Bankers' Acceptance accordingly, any amount not so paid shall be immediately payable by the Borrower to the Agent on behalf of the BA Lender together with interest on such amount calculated daily and payable monthly at the rate and in the manner applicable to Prime Rate Loans under Facility 1. The Borrower agrees not to claim any days of grace for the payment at maturity of any Bankers' Acceptance and agrees to indemnify and save harmless the BA Lender in connection with all payments made by the BA Lender (or by the Agent on its behalf) pursuant to Bankers' Acceptances accepted by the BA Lender, together with all reasonable costs and expenses incurred by the BA Lender in this regard. The Borrower hereby waives any defences to payment which might otherwise exist if for any reason a Bankers' Acceptance is held by the BA Lender for its own account at maturity.

Availability of Bankers' Acceptances

(b)

If at any time and from time to time the Agent determines, acting reasonably, that there no longer exists a market for Bankers' Acceptances for the term requested by the Borrower, or at all, the Agent shall so advise the Borrower, and in such event the BA Lenders shall not be obliged to accept and the Borrower shall not be entitled to issue Bankers' Acceptances.

Power of Attorney

(c)

The Borrower hereby appoints each BA Lender as its true and lawful attorney to complete and issue Bankers' Acceptances on behalf of the Borrower in accordance with written (including facsimile) transmitted instructions provided by the Borrower to the Agent on behalf of such BA Lender, and the Borrower hereby ratifies all that its said attorney may do by virtue thereof except anything done that constitutes negligence or wilful misconduct by the BA Lender. The Borrower agrees to indemnify and hold harmless the Agent and the BA Lenders and their respective directors, officers and employees from and against any charges, complaints, costs, damages, expenses, losses or liabilities of any kind or nature which they may incur, sustain or suffer, arising from or by reason of acting, or failing to act, as the case may be, in reliance upon this power of attorney, except to the extent caused by the negligence or wilful misconduct of the Agent or the BA Lender or their respective directors, officers and employees. The Borrower hereby agrees that each Bankers' Acceptance completed and issued and accepted in accordance with this section by a BA Lender on behalf of the Borrower is a valid, binding and negotiable instrument of the Borrower as drawer and endorser. The Borrower agrees that each BA Lender's accounts and records will constitute prima facie evidence of the execution and delivery by the Borrower of Bankers' Acceptances. This power of attorney shall continue in force until the earlier of (i) delivery of written notice of revocation by the Borrower to the Agent on behalf of the BA Lender at the Agent's address provided in section 13.08, and (ii) the termination of this Agreement.

4.03	Special Provisions regarding BA Equivalent Notes

Each Non-BA Lender will not accept Bankers' Acceptances hereunder, and shall instead from time to time make BA Equivalent Loans to the Borrower. Each BA Equivalent Loan shall be evidenced by a non-interest bearing promissory note payable by the Borrower to the Non-BA Lender substantially in the form of Exhibit "G" attached hereto, which will be purchased by the Non-BA Lender. Each BA Equivalent Note shall be negotiable by the Non-BA Lender without notice to or the consent of the Borrower, and the holder thereof shall be entitled to enforce such BA Equivalent Note against the Borrower free of any equities, defences or rights of set-off that may exist between the Borrower and the Non-BA Lender. In this Agreement, all references to a BA Equivalent Note shall mean the loan evidenced thereby if required by the context; and all references to the "issuance" of a BA Equivalent Note by a Non-BA Lender and similar expressions shall mean the making of a BA Equivalent Loan by the Non-BA Lender which is evidenced by a BA Equivalent Note. The following provisions are applicable to each BA Equivalent Loan made by a Non-BA Lender to the Borrower hereunder:

Payment of BA Equivalent Notes

(a)

The Borrower agrees to provide for each BA Equivalent Note by payment of the face amount thereof to the Agent on behalf of the Non-BA Lender on the maturity of the BA Equivalent Note or, prior to such maturity, on the Acceleration Date; and the Agent shall remit the said amount to such Non-BA Lender and such Non-BA Lender shall in turn remit such amount to the holder of the BA Equivalent Note. If the Borrower fails to provide for the payment of the BA Equivalent Note accordingly, any amount not so paid shall be immediately payable by the Borrower to the Agent on behalf of the Non-BA Lender together with interest on such amount calculated daily and payable monthly at the rate and in the manner applicable to Prime Rate Loans under Facility 1. The Borrower agrees not to claim any days of grace for the payment at maturity of any BA Equivalent Note and agrees to indemnify and save harmless the Non-BA Lender in connection with all payments made by the Non-BA Lender (or by the Agent on its behalf) pursuant to BA Equivalent Notes accepted by the Non-BA Lender, together with all reasonable costs and expenses incurred by the Non-BA Lender in this regard. The Borrower hereby waives any defences to payment which might otherwise exist if for any reason a BA Equivalent Note is held by the Non-BA Lender for its own account at maturity.

Availability of BA Equivalent Loans

(b)

The Non-BA Lender shall have no obligation to make BA Equivalent Loans during any period in which the BA Lenders' obligation to issue Bankers' Acceptances is suspended pursuant to section 3.5 of the CBA Model Provisions.

Power of Attorney

(c)

The Borrower hereby appoints the Non-BA Lender as its true and lawful attorney to complete BA Equivalent Notes on behalf of the Borrower in accordance with written (including facsimile) transmitted instructions delivered by the Borrower to the Agent, and the Borrower hereby ratifies all that its said attorney may do by virtue thereof except anything done that constitutes negligence or wilful misconduct by the Non-BA Lender. The Borrower agrees to indemnify and hold harmless the Agent and the Non-BA Lender and their respective directors, officers and employees from and against any charges, complaints, costs, damages, expenses, losses or liabilities of any kind or nature which they may incur, sustain or suffer, arising from or by reason of acting, or failing to act, as the case may be, in reliance upon this power of attorney except to the extent caused by the negligence or wilful misconduct of the Agent or the Non-BA Lender or their respective directors, officers and employees. The Borrower hereby agrees that each BA Equivalent Note completed by the Non-BA Lender on behalf of the Borrower is a valid, binding and negotiable instrument of the Borrower as drawer and endorser. The Borrower agrees that the Non-BA Lender's accounts and records will constitute prima facie evidence of the execution and delivery by the Borrower of BA Equivalent Notes. This power of attorney shall continue in force until the earlier of (i) delivery of written notice of revocation by the Borrower to the Agent on behalf of the Non-BA Lender at the Agent's address provided in section 13.08, and (ii) the termination of this Agreement.

4.04	Special Provisions Regarding LIBOR Loans

The following provisions are applicable to LIBOR Loans made by any Lender to the Borrower:

Draw Procedures

(a)

Upon receipt by the Agent from the Borrower of a Draw Request, Conversion Notice or Rollover Notice in respect of a LIBOR Loan, the Agent will promptly advise the Borrower of the LIBO Rate, such rate to be determined as at approximately 11:00 a.m. London, England time, two (2) LIBOR Business Days before the commencement of the LIBOR Period for such LIBOR Loan.

Interest Payment Dates for LIBOR Loans

(b)

Interest in respect of each LIBOR Loan shall be calculated on the basis of a year of three hundred and sixty (360) days. Interest in respect of any LIBOR Loan with a LIBOR Period of between one (1) and three (3) months (inclusive) shall be payable on the last day of each LIBOR Period.

Laws Applicable to LIBOR Loans

(c)

The Borrower acknowledges that the ability of the Lenders to maintain or provide any LIBOR Loan and/or to charge interest on any LIBOR Loan at the LIBO Rate is and will be subject to any statute, law, regulation, rule or direction by any Governmental Authority having jurisdiction which may prohibit or restrict or limit such loans and/or such interest. The Borrower agrees that the Lenders shall have the right to comply with any such requirements and, if the Agent determines it to be necessary as a result of such requirement, the Agent may convert any LIBOR Loan to a Base Rate Loan or require immediate repayment of all LIBOR Loans, including accrued interest thereon.

4.05	No Repayment of Certain Availment Options

The Borrower acknowledges that Bankers' Acceptances, BA Equivalent Loans and LIBOR Loans may not be repaid prior to the maturity thereof. If prior to the maturity of such Availment Option the Agent receives any funds from the Borrower or any other Person which are intended to be applied as a Repayment thereof, the Agent may retain such funds without any obligation to invest such funds or pay interest thereon, and shall apply such funds against such Availment Option on the scheduled maturity date thereof.

ARTICLEV - GENERAL CONDITIONS

5.01	Matters relating to Interest

(a)

Unless otherwise indicated, interest on any outstanding principal amount and all other amounts payable hereunder (including unpaid interest) shall be calculated daily and shall be payable monthly in arrears on the last day of each and every month; and if the maturity date of Facility 1 is not the end of a month, all accrued and unpaid interest in respect of Facility 1 shall be paid on such maturity date. If the last day of a month is not a Business Day, the interest payment due on such day shall be made on the next Business Day, and interest shall continue to accrue on the said principal amount and shall also be paid on such next Business Day. Interest shall accrue from and including the day upon which an Advance is made or is deemed to have been made, and ending on but excluding the day on which such Advance is repaid or satisfied. Any change in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to Prime Rate Loans, and any change in the US Base Rate shall cause an immediate adjustment of the interest rate applicable to Base Rate Loans, in each case without the necessity of any notice to the Borrower.

(b)

Unless otherwise stated, in this Agreement if reference is made to a rate of interest, fee or other amount "per annum" or a similar expression is used, such interest, fee or other amount shall be calculated on the basis of a year of three hundred and sixty-five (365) or three hundred and sixty-six (366) days, as the case may be. If the amount of any interest, fee or other amount is determined or expressed on the basis of a period of less than one year of three hundred and sixty-five (365) or three hundred and sixty-six (366) days, as the case may be, the equivalent yearly rate is equal to the rate so determined or expressed, divided by the number of days in the said period, and multiplied by the actual number of days in that calendar year.

(c)

Notwithstanding any other provisions of this Agreement, if the amount of any interest, premium, fees or other monies or any rate of interest stipulated for, taken, reserved or extracted under this Agreement or the Security would otherwise contravene the provisions of section 347 of the Criminal Code (Canada), section 8 of the Interest Act (Canada) or any successor or similar legislation, or would exceed the amounts which any Lender is legally entitled to charge and receive under any law to which such compensation is subject, then such amount or rate of interest shall be reduced to such maximum amount as would not contravene such provision; and to the extent that any excess has been charged or received such Lender shall apply such excess against the Outstanding Advances and refund any further excess amount.

5.02	Notice Periods

(a)	The Borrower shall provide written notice to the Agent in respect of Advances, Rollovers, Conversions and Repayments as set out below:

(i)	notice is required for each voluntary Repayment in accordance with section 2.07;

(ii)

except as provided in clauses (i) and (ii) above, one (1) Business Day's notice is required before 10:00 a.m. Toronto time in respect of any Advance, Rollover or Conversion if the amount is less than Ten Million Canadian Dollars (CDN$10,000,000);

(iii)

except as provided in clauses (i) and (ii) above, two (2) Business Days' notice is required before 10:00 a.m. Toronto time in respect of any Advance, Rollover or Conversion if the amount is equal to or greater than Ten Million Dollars (CDN$10,000,000) but less than Twenty-Five Million Canadian Dollars (CDN$25,000,000);

(iv)

except as provided in clauses (i) and (ii) above, three (3) Business Days' notice is required before 10:00 a.m. Toronto time in respect of any Advance, Rollover or Conversion if the amount is equal to or greater than Twenty-Five Million Canadian Dollars (CDN$25,000,000);

(v)	notwithstanding the foregoing, if an Advance relates to the issuance of a Bankers' Acceptance or BA Equivalent Loan, two (2) Business Days' notice is required before 10:00 a.m. Toronto time; and

(vi)	notwithstanding the foregoing, if an Advance, Rollover or Conversion relates to a LIBOR Loan, three (3) Business Days' notice is required before 10:00 a.m. Toronto time.

(b)

Notice of any Advance, Rollover or Conversion referred to in paragraph (a) above shall be given in the form of a Draw Request, Rollover Notice or Conversion Notice, as the case may be, attached hereto as Exhibits, and shall be given to the Agent at its address set out in section 13.08.

(c)

If notice is not provided as contemplated herein with respect to the maturity of any LIBOR Loan, Bankers' Acceptance or BA Equivalent Loan, the Agent may in its discretion convert such LIBOR Loan upon its maturity into a Base Rate Loan and may convert such Bankers' Acceptance or BA Equivalent Loan upon its maturity into a Prime Rate Loan.

(d)	Any conversion from one form of Availment Option to another shall be subject to satisfaction of all of terms and conditions applicable to the form of the new Availment Option.

5.03	Minimum Amounts, Multiples and Procedures re Draws, Conversions and Repayments

(a)

Each request by the Borrower for an Advance or Conversion in the form of a Prime Rate Loan shall be in a minimum amount of One Hundred Thousand Dollars ($100,000) and a multiple of One Hundred Thousand Dollars ($100,000).

(b)

Each request by the Borrower for an Advance or Conversion in the form of a Base Rate Loan shall be in a minimum amount of One Hundred Thousand United States Dollars (U.S.$100,000) and a multiple of One Hundred Thousand United States Dollars (U.S.$100,000).

(c)

Each request by the Borrower for an Advance or Conversion in the form of a Bankers' Acceptance or BA Equivalent Loan shall be in a minimum amount of One Million Dollars ($1,000,000) and a multiple of One Hundred Thousand Dollars ($100,000) and in such amount as will result in the face amount of each Bankers' Acceptance or BA Equivalent Note issued by a Lender being in a multiple of One Hundred Thousand Dollars ($100,000).

(d)

Each request by the Borrower for an Advance or Conversion in the form of a LIBOR Loan shall be in a minimum amount of One Million United States Dollars (U.S.$1,000,000) and a multiple of One Hundred Thousand United States Dollars (U.S.$100,000).

(e)

Upon receipt of a Draw Request, the Agent shall promptly notify each Lender of the contents thereof and such Lender's Proportionate Share of the Advance. Such Draw Request shall thereafter be irrevocable.

(f)

Each Advance shall be made by the applicable Lenders to the Agent at its address referred to in section 13.08 or such other address as the Agent may designate by notice in writing to the Lenders from time to time. Each Lender shall make available its Proportionate Share of each said Advance to the Agent. Unless the Agent determines that any condition of the Advance has not been satisfied or waived, the Agent shall make the funds so received from the Lenders available to the Borrower by 2:00 p.m. (Toronto time) on the requested date of the Advance. No Lender shall be responsible for any other Lender's obligation to make available its Proportionate Share of the said Advance.

(g)

The Borrower agrees to deliver in favour of each Lender such other agreements and documentation as such Lender may reasonably require (not inconsistent with this Agreement) in respect of such Lender's requirements for the acceptance of Bankers' Acceptances or the issuance of BA Equivalent Notes.

(h)

All payments of principal, interest and other amounts made by the Borrower to the Agent in respect of the Outstanding Advances shall be paid by the Agent to the respective Lenders in accordance with each Lender's Proportionate Share thereof. For greater certainty, however, stamping fees in respect of Bankers' Acceptances and BA Equivalent Notes shall be received and retained by the respective Lenders which issued or accepted such Bankers' Acceptances and BA Equivalent Notes.

5.04	Place of Repayments

(a)

All payments of principal, interest and other amounts to be made by the Borrower to the Agent pursuant to this Agreement shall be made at its address noted in section 13.08 or to such other address as the Agent may direct in writing from time to time. All such payments received by the Agent on a Business Day before 2:00 p.m. (Toronto time) shall be treated as having been received by the Agent on that day; payments made after such time on a Business Day shall be treated as having been received by the Agent on the next Business Day.

(b)

Whenever any payment shall be due on a day which is not a Business Day, the date for payment thereof shall be extended to the next succeeding Business Day. Interest shall continue to accrue and be payable thereon as provided herein, until the date on which such payment is received by the Agent.

5.05	Evidence of Obligations (Noteless Advances)

The Agent shall open and maintain, in accordance with its usual practice, accounts evidencing the Obligations; and the information entered in such accounts shall constitute prima facie evidence of the Obligations. The Agent may, but shall not be obliged to, request the Borrower to execute and deliver promissory notes from time to time as additional evidence of the Obligations, in form and substance satisfactory to the Agent acting reasonably.

5.06	Determination of Equivalent Amounts

Whenever it is necessary or desirable at any time to determine the Equivalent Amount in Canadian Dollars of an amount expressed in U.S. Dollars, or vice-versa (specifically including for greater certainty the determination of whether the Outstanding Advances under Facility 1 exceed the Facility 1 Maximum Amount), the Equivalent Amount shall be determined by reference to the Exchange Rate on the date of such determination.

5.07	Illegality

The obligation of any Lender to make Advances under Facility 1 shall be suspended if and for so long as it is unlawful or impossible for such Lender to make Advances thereunder as a result of the adoption of any applicable law, rule or regulation, or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by such Lender with any request or directive (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency.

5.08	Anti-Money Laundering

The Borrower acknowledges that pursuant to AML Legislation the Agent and the Lenders may be required to obtain, verify and record information regarding the Companies and their respective directors, authorized signing officers, direct or indirect shareholders, partners or other persons in control of the Companies and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including any supporting documentation and other evidence, as may be requested by the Agent or any Lender, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence. If the Agent has ascertained the identity of any Company, or any authorized signatories of any Company, for the purposes of applicable AML Legislation, then the Agent shall:

(a)

be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a "written agreement" in such regard between each Lender and the Agent within the meaning of applicable AML Legislation; and

(b)	provide each Lender with copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the foregoing each Lender acknowledges and agrees that the Agent has no obligation to ascertain the identity of any Company, or any authorized signatories of any Company, on behalf of such Lender or to confirm the completeness or accuracy of any information that the Agent obtains from any Company, or any such authorized signatory, in doing so.

5.09	Terrorist Lists

Each Company is and will remain in compliance in all material respects with all AML Legislation. No Company (i) is a Person designated by the Canadian government on any list set out in the United Nations Al-Qaida and Taliban Regulations, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism or the Criminal Code (collectively, the “Terrorist Lists”) with which a Canadian Person cannot deal with or otherwise engage in business transactions, (ii) is a Person who is otherwise the target of Canadian economic sanctions laws or (iii) is controlled by (including without limitation by virtue of such Person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any Person that is the target of Canadian economic sanctions prohibitions such that the entry into, or performance under, this Agreement or any other Loan Document would be prohibited under Canadian law.

ARTICLE VI - REPRESENTATIONS AND WARRANTIES

6.01	Representations and Warranties

Notwithstanding that this Agreement has been executed and delivered by the parties hereto prior to the completion of the Sintrom Purchase Transaction, the representations and warranties set out herein are hereby deemed to have been made as if the Sintrom Purchase Transaction had been completed. The Borrower hereby represents and warrants to the Agent and the Lenders as follows:

(a)

Status - Each Company has been duly incorporated (or amalgamated) and organized and is validly subsisting under the laws of its jurisdiction of incorporation and is up-to-date in respect of all material corporate filings.

(b)

Corporate Information - Schedule 6.01(b) attached hereto contains a list of the Companies (indicating those which are Excluded Subsidiaries) and the following information in respect of each Company: its prior names and predecessor corporations, its governing jurisdiction and all prior governing jurisdictions, its registered office, principal place of business, all locations at which it has places of business or owns assets, the number and classes of its issued and outstanding shares, and (other than the Borrower) a list of its shareholders including the number and class of shares held by each. The office (administration centrale), the place of effective management (sige de direction effective) and the centre of main interests of Merus Luxco is located at the place of its registered office (sige statutaire) in Luxembourg and Merus Luxco has no establishment outside Luxembourg (the terms “centre of main interests” and “establishment” having the meanings ascribed thereto in Council Regulation (EC) no. 1346/2000 of 29 May 2000 on insolvency proceedings). Each Excluded Subsidiary does not carry on business, does not own any assets which are material to the business and operations of the Companies taken as a whole, and owns assets having an aggregate fair market value of less than Ten Thousand Dollars ($10,000).

(c)

Solvency – Each Company is Solvent. Without limiting the generality of the foregoing, each Luxembourg Guarantor, is in compliance with all requirements of the Luxembourg legislation and regulations on the domiciliation of companies, and in particular with the Luxembourg Act dated May 31, 1999 on the domiciliation of companies, as amended from time to time. No Luxembourg Guarantor has filed and, to the best of its knowledge, no Person has filed a request with any competent court seeking that any Luxembourg Guarantor be declared subject to any Luxembourg Insolvency Event (and which include foreign court decision as to faillite, concordat or analogous procedures according to Council Regulation (EC) n°1346/2000 of 29 May 2000 on insolvency proceedings).

(d)

No Pending Changes - No Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase of any properties or assets of any Company out of the ordinary course of business or for the purchase, subscription, allotment or issuance of any debt or equity securities of any Company.

(e)

No Conflicting Agreements - Neither the execution and delivery of the Security, nor compliance with the terms, provisions and conditions of this Agreement or the Security will conflict with, result in a breach of, or constitute a default under the charter documents or by-laws of any Company or any agreement or instrument to which it is a party or is otherwise bound, and does not require the consent or approval of any Person, other than those which have been obtained.

(f)

No Conflict with Charter Documents - There are no provisions in the charter documents, by-laws or partnership agreement of any Company or in any unanimous shareholder agreement affecting it which restrict or limit its powers to borrow money, issue debt obligations, guarantee the payment or performance of the obligations of others, or otherwise encumber all or any of its property, now owned or subsequently acquired.

(g)

Loan Documents; Novartis Sintrom Agreements - The Borrower has the corporate capacity, power, legal right and authority to borrow from the Lenders, perform its obligations under this Agreement and provide the Security required to be provided by it hereunder; and each other Company has the corporate capacity, power, legal right and authority to guarantee payment to the Agent and the Lenders of the Borrower's obligations and provide the Security required to be provided by it hereunder. The execution and delivery of the Loan Documents by the Companies and the performance of their respective obligations therein have been duly authorized by all necessary corporate action. This Agreement and the other Loan Documents constitute legal, valid and binding obligations of the Companies, enforceable against them in accordance with the terms and provisions thereof, subject to laws of general application affecting creditors' rights (including Insolvency Legislation) and the discretion of the court in awarding equitable remedies. The Borrower has the capacity, power, legal right and authority to enter into and perform its obligations under the Novartis Sintrom Agreements. The execution and delivery of the Novartis Sintrom Agreements by the Borrower and the performance of its obligations therein have been duly authorized by all necessary action and constitute legal, valid and binding obligations of the Borrower, enforceable against it in accordance with the terms and provisions thereof, subject to laws of general application affecting creditors' rights and the discretion of the court in awarding equitable remedies.

(h)

Conduct of Business; Material Permits - Each of the Companies is in compliance in all material respects with all Applicable Laws of each jurisdiction in which it carries on business and is duly licensed, registered and qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property owned or leased by it make such qualification necessary, except to the extent that the failure to hold any such licences, registrations and permits would not constitute a Material Adverse Change; and all such licences, registrations and qualifications are valid and subsisting and in good standing. Attached hereto as Schedule 6.01(h) is a true and complete list of all Material Permits, and all such Material Permits are valid and subsisting and in good standing in all material respects.

(i)

Ownership of Assets; Specific Permitted Liens - Each Company owns, and possesses its property free and clear of any and all Liens except for Permitted Liens. No Company has any commitment or obligation (contingent or otherwise) to grant any Liens except for Permitted Liens. No event has occurred which constitutes, or which with the giving of notice, lapse of time or both would constitute, a material default under any Lien which has been granted by any of the Companies. Schedule 6.01(i) attached hereto contains a true and complete list of the Specific Permitted Liens.

(j)	Owned Properties - Schedule 6.01(j) attached hereto contains a true and complete list of the Owned Properties.

(k)

Leased Properties - Schedule 6.01(k) attached hereto contains a true and complete list of all Leased Properties including in respect of each Lease the names of the parties, the municipal address and legal description of the Leased Property, the rent payable under the Lease, the term of the Lease and all renewal options, and the existence of any purchase option or right of first refusal in respect of the purchase of the Leased Property.

(l)

Intellectual Property - Each of the Companies possesses or has the right to use all Intellectual Property material to the conduct of its business, each of which is in good standing in all material respects; and has the right to use such Intellectual Property without violation of any material rights of others with respect thereto. Attached hereto as Schedule 6.01(l) is a list of all such material Intellectual Property held by the Companies, including a description of the nature of such rights. To the Borrower’s knowledge, no Person has asserted any claim in respect of the validity of such Intellectual Property or the Companies’ rights therein except as disclosed in Schedule 6.01(l) attached hereto, and the Borrower is not aware of any basis for the assertion of any such claims. The Borrower is not aware of any material infringement of the Companies’ rights under such Intellectual Property by other Persons. The conduct and operations of the businesses of each Company do not infringe, misappropriate, dilute or violate any Intellectual Property rights held by any other Person. Notwithstanding the foregoing, all patents in respect of the drug products known as Vancomycin and Sintrom have expired.

(m)

Insurance - The Companies have placed insurance, including property, boiler and machinery, business interruption and liability insurance, in appropriate amounts and for appropriate risks as would be considered prudent for similar businesses. Attached hereto as Schedule 6.01(m) is a true and complete list of all insurance policies held by the Companies, including the following information in respect of each policy: name of insurer, type and amount of coverage, deductible limit (if applicable) and policy expiry date.

(n)

Material Agreements - Each Material Agreement to which any Company is a party (for greater certainty, specifically including each of the Novartis Agreements) is in good standing and in full force and effect; and none of the Companies, or, to the best of the Borrower's knowledge, any of the other parties thereto, is in material breach of any of the terms or conditions contained therein. Attached hereto as Schedule 6.01(n) is a true and complete list of all Material Agreements to which the Companies are a party, including a brief description of the nature of each said Material Agreement.

(o)

Labour Agreements - Schedule 6.01(o) attached hereto contains a true and complete list of all contracts with labour unions and employee associations to which the Companies are a party, and the Borrower is not aware of any attempts to organize or establish any other labour union or employee association.

(p)	Environmental Laws - Except to the extent disclosed in Schedule 6.01(p) attached hereto:

(i)

each Company and its business, operations, assets, equipment, property, leaseholds and other facilities is in compliance in all material respects with all Requirements of Environmental Law, specifically including all Requirements of Environmental Law concerning the storage and handling of Hazardous Materials;

(ii)

each Company holds all material permits, licenses, certificates and approvals from Governmental Authorities which are required in connection with air emissions, discharges to surface or groundwater, noise emissions, solid or liquid waste disposal, the use, generation, storage, transportation or disposal of Hazardous Materials and all other Requirements of Environmental Law;

(iii)

there has been no material emission, spill, release, or discharge into or upon the air, soils (or any improvements located thereon), surface water or groundwater or the sewer, septic system or waste treatment, storage or disposal system servicing the premises, of any Hazardous Materials at or from any of the Properties;

(iv)

no written complaint, order, directive, claim, citation, or notice from any Governmental Authority or any other Person has been received by any Company with respect to any of the Properties in respect of air emissions, spills, releases, or discharges to soils or improvements located thereon, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing any of the Properties, noise emissions, solid or liquid waste disposal, the use, generation, storage, transportation, or disposal of Hazardous Materials or other Requirements of Environmental Law affecting the Properties;

(v)

there are no legal or administrative proceedings, investigations or claims now pending, or to the Borrower's knowledge, threatened in writing, with respect to the presence on or under, or the discharge, emission, spill, radiation or disposal into or upon any of the Properties, the atmosphere, or any watercourse or body of water, of any Hazardous Material; nor are there any material matters under discussion between any Company and any Governmental Authority relating thereto; and there is no factual basis for any such proceedings, investigations or claims; and

(vi)

the Companies have no material indebtedness, obligation or liability, absolute or contingent, matured or not matured, with respect to the storage, treatment, cleanup or disposal of any Hazardous Materials, including without limitation any such indebtedness, obligation, or liability under any Requirements of Environmental Law regarding such storage, treatment, cleanup or disposal.

(q)

No Litigation - There are no actions, suits or proceedings pending or, to the Borrower's knowledge, threatened in writing against any Company in any court or before or by any Governmental Authority, except as disclosed in Schedule 6.01(q) attached hereto.

(r)

Pension Plans - Schedule 6.01(r) attached hereto contains a true and complete list of all Pension Plans established by the Companies. No Pension Plan is a Defined Benefit Pension Plan. No steps have been taken to terminate any such Pension Plan (in whole or in part), no contribution failure has occurred with respect to any such Pension Plan sufficient to give rise to a Lien under any applicable laws of any jurisdiction, and no condition exists and no event or transaction has occurred with respect to any such Pension Plan which might result in the incurrence by any Company of any material liability, fine or penalty. Each such Pension Plan is in compliance in all material respects with all applicable pension benefits and tax Laws, (i) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all applicable laws and the terms of such Pension Plan have been made in accordance with all Applicable Laws and the terms of such Pension Plan, (ii) to the extent applicable, all liabilities under such Pension Plan are funded, on a going concern and solvency basis, in accordance with the terms of the respective Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities and the most recent actuarial report filed with respect to the Pension Plan, and (iii) no event has occurred and no conditions exist with respect to any such Pension Plan that has resulted or could reasonably be expected to result in such Pension Plan having its registration revoked or refused for the purposes of any applicable pension benefits or tax Laws or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any Taxes or penalties under any applicable pension benefits or tax Laws.

(s)

Financial Statements - The most recent Year-end Financial Statements and Interim Financial Statements delivered to the Agent and the Lenders have been prepared in accordance with GAAP (except in the case of the Interim Financial Statements, subject to normal adjustments and the absence of footnotes) on a basis which is consistent with the previous fiscal period, and present fairly:

(i)	the assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Borrower on a consolidated basis as at the dates therein specified;

(ii)	the sales, earnings and results of operations of the Borrower on a consolidated basis during the periods covered thereby; and

(iii)	in the case of the Year-end Financial Statements, the changes in financial position of the Borrower on a consolidated basis;

and the Companies have no material liabilities (whether accrued, absolute, contingent or otherwise) except as disclosed therein and liabilities incurred in the ordinary course of business which do not directly or indirectly pertain to financing activities; and since the dates of the said Year-end Financial Statements and Interim Financial Statements, as the case may be, no material liabilities have been incurred by the Companies except in the ordinary course of business and no Material Adverse Change has occurred.

(t)

Financial and Other Information - All financial and other information provided by or in respect of the Companies to the Agent and the Lenders was true, correct and complete in all material respects when provided. No information, exhibit, or report furnished by the Companies to the Agent or the Lenders contains any material misstatement of fact or omits to state a material fact or any fact necessary to make the statement contained therein not materially misleading in the circumstances in which it was made.

(u)

No Guarantees – No Guarantees have been granted by any Company except for (i) Guarantees which comprise part of the Security; (ii) Guarantees in respect of Permitted Funded Debt incurred by any other Company; and (iii) Guarantees by the Borrower in favour of Novartis in respect of the obligations of Merus Luxco and Merus Netherlands under the Novartis Agreements.

(v)

Tax Returns - Each Company has duly and timely filed all tax returns required to be filed by it, and has paid all Taxes which are due and payable by it except for Taxes being contested in good faith and in respect of which reserves have been established as required by the Required Lenders acting reasonably. Each Company has also paid all other Taxes, charges, penalties and interest due and payable under or in respect of all assessments and re-assessments of which it has received written notice except for Taxes being contested in good faith and in respect of which reserves have been established as required by the Required Lenders acting reasonably. There are no actions, suits, proceedings, investigations or claims pending, or to the knowledge of the Borrower threatened in writing, against any Company in respect of Taxes, governmental charges or assessments except for any such actions, suits, proceedings, investigations or claims which are being contested in good faith and in respect of which reserves have been established as required by the Required Lenders acting reasonably.

(w)

No filing or stamp taxes - Regarding Luxembourg, no payment of any stamp, registration or other documentary tax in relation to the Loan Documents will be required except that in the case any Loan Documents are to be presented, directly or by way of reference, in court proceedings in a Luxembourg court or another official authority (autorit constitue) in Luxembourg, registration may be required by such court or authority and registration duties at a fixed rate of EUR 12 or an ad valorem rate (up to 0.24% of the amount referred to in the relevant document), depending on the nature of the registered document, will in such event become due and payable.

(x)

Statutory Liens - Each Company has remitted on a timely basis all amounts required to have been withheld and remitted (including withholdings from employee wages and salaries relating to income tax, employment insurance and Canada Pension Plan contributions), goods and services tax and all other amounts which if not paid when due could result in the creation of a Statutory Lien against any of its property, except for Permitted Liens.

(y)	No Default, etc. - No Default, Event of Default or Material Adverse Change has occurred and is continuing.

(z)

Transactions with Related Persons - The Companies are not party to any contract, commitment or transaction (including by way of loan) with any Related Person thereto which contains any terms which are not commercially reasonable.

(aa)

Due Diligence regarding Sintrom – The Borrower has conducted due diligence with respect to Sintrom, the Sintrom Rights and Novartis as would be considered appropriate and prudent in a transaction in the nature of the Sintrom Purchase Transaction, including a detailed review of all information made available by Novartis to the Borrower in the Data Room (as defined in the Novartis Purchase Agreement). No information was disclosed during such due diligence concerning Sintrom, the Sintrom Rights or Novartis, and the Borrower is not aware of any information, which is inconsistent in any material respect with any of the representations or warranties provided by Novartis to the Borrower in the Novartis Sintrom Agreements or which could reasonably be expected to be material to a purchaser of the Sintrom Rights other than any information disclosed in the Novartis Sintrom Agreements (including any annexes and schedules thereto). Without limiting the generality of the foregoing:

(i)

no information is disclosed in the Data Room which would constitute a material exception or material qualification to any of the representations or warranties provided by Novartis to the Borrower set out in section 12.1 of the Sintrom Purchase Agreement other than any information disclosed in the Novartis Sintrom Agreements (including any annexes and schedules thereto); and

(ii)

the Borrower (through its intellectual property counsel) has conducted searches for registrations or filings in public registries in all jurisdictions within the Territory (except Albania) in respect of the Trademarks (the terms “Territory” and “Trademarks” having the respective meanings as defined in the Sintrom Purchase Agreement), which searches disclosed that the Trademarks are registered in each country in the Territory (except Albania) and did not disclose the existence of any assignments, registered user agreements, license agreements or other agreements, pending claims, litigation matters or Liens relating to the Trademarks other than license agreements that have been terminated.

(bb)

Full Disclosure - There are no facts known to the Borrower which could reasonably be expected to materially adversely affect the Companies' ability to observe and perform their respective obligations under the Loan Documents.

6.02	Survival of Representations and Warranties

The Borrower acknowledges that the Agent and the Lenders shall rely upon the representations and warranties contained in this Article in connection with the establishment and continuation of Facility 1 and also in connection with the entering into by any Lender of any Hedge Transaction with the Borrower. Notwithstanding any investigations which may be made by the Agent or the Lenders, the said representations and warranties shall survive the execution and delivery of this Agreement until full and final payment and satisfaction of the Obligations.

ARTICLE VII - COVENANTS

7.01	Positive Covenants

The Borrower hereby covenants and agrees with the Agent and the Lenders that it will, and will cause each of its Subsidiaries to:

(a)	Prompt Payment - in the case of the Borrower, pay all principal, interest and other amounts due hereunder at the times and in the manner specified herein;

(b)

Preservation of Corporate Existence - maintain its corporate existence in good standing, continue to carry on its business, preserve its rights, powers, licences, privileges, franchises and goodwill, exercise any rights of renewal or extensions of any leases, licences, concessions, franchises or any other rights whatsoever which are material to the conduct of its business, maintain all qualifications to carry on business in each jurisdiction in which such qualifications are required, carry on and conduct its business in a proper and efficient manner so as to protect its property and income, and not materially change the nature of its business; and in the case of the Borrower, maintain its existence as a corporation incorporated in Canada and remain a Canadian resident taxpayer for purposes of the Income Tax Act (Canada);

(c)

Compliance with Laws - comply in all material respects with all Applicable Laws (specifically including, for greater certainty, all applicable Requirements of Environmental Law), use the proceeds of all Advances hereunder for legal and proper purposes, and obtain and maintain in good standing all material leases, licences, permits and approvals from any and all Governmental Authorities required in respect of its business and operations;

(d)

Payment of Taxes, etc. - pay when due all rents, Taxes, rates, levies, assessments and governmental charges, fees and dues lawfully levied, assessed or imposed in respect of its property which are material to the conduct of its business, and deliver to the Agent upon request receipts evidencing such payments; except for rents, Taxes, rates, levies, assessments and governmental charges, fees or dues in respect of which an appeal or review proceeding has been commenced, a stay of execution pending such appeal or review proceeding has been obtained, reserves reasonably required by the Required Lenders have been established; and the amounts in question do not in the aggregate materially detract from the ability of the Companies to carry on their businesses and to perform and satisfy all of their respective obligations hereunder;

(e)	Maintain Records - maintain adequate books, accounts and records in accordance with GAAP;

(f)	Maintenance of Assets - keep its property and assets (except obsolete assets) in good repair and working condition;

(g)

Inspection - permit the Agent and its employees and agents, upon not less than five (5) Business Days' written notice to the Borrower, to enter upon and inspect its properties, assets, books and records from time to time during normal business hours and in a manner which does not materially interfere with its business, and make copies of and abstracts from such books and records and discuss its affairs, finances and accounts with any of its officers, directors, accountants and auditors; and it agrees to execute and deliver all consents and further assurances as may be necessary or desirable in order for the Agent and its agents to obtain information from Governmental Authorities and other third parties with respect to environmental matters;

(h)

Insurance - obtain from financially responsible insurance companies and maintain liability insurance, all-risks property insurance on a replacement cost basis (less a reasonable deductible not to exceed amounts customary in the industry for similar businesses and properties), business interruption insurance and insurance in respect of such other risks as are customary in the industry for similar businesses and properties; all of which policies of insurance shall be in such amounts as are customary in the industry for similar businesses and properties; and the interest of the Agent shall be noted on such policies (except liability insurance policies) as first loss payee; and the Agent shall be named as an additional insured under such liability insurance policies; and the Borrower agrees to provide the Agent with certificates of insurance and certified copies of such policies from time to time upon request;

(i)

Perform Obligations - fulfil all covenants and obligations required to be performed by it under those Loan Documents to which it is a party and any other agreement or undertaking now or hereafter made between it and the Lenders or the Agent;

(j)

Notice of Certain Events - provide prompt notice to the Agent of: (i) the occurrence of any Default; (ii) the incorrectness of any representation or warranty contained herein in any material respect; (iii) any material contravention of or non-compliance by any Company with any terms and conditions of any Loan Document; (iv) any Material Adverse Change; (v) any litigation which is material in relation to the Companies taken as a whole or in which the amount claimed under such specific litigation is in excess of Five Hundred Thousand Dollars ($500,000); (vi) any material labour dispute affecting any Company; (vii) any notice of (A) a payment default or (B) any other material default (unless such other material default is cured within any applicable grace or cure period relating thereto) in respect of any Funded Debt of any Company; (viii) any notice in respect of the termination or suspension of, or a material default under, any Material Agreement (for greater certainty, specifically including any of the Novartis Agreements) or Material Permit; or (ix) the issuance of any management letter to the Borrower by its auditor;

(k)

Bank Accounts and Service Agreements - maintain all of its bank accounts and Service Agreements with BMO and its Affiliates, subject to the following exceptions: (i) Merus Luxco may maintain a bank account in Luxembourg provided that the Agent shall have received a pledge of all monies on deposit in such account as required pursuant to section 8.01(b) herein; and (ii) the Companies may maintain bank accounts with other banks and financial institutions provided that (A) such bank accounts are in jurisdictions where BMO and its Affiliates do not provide banking services and the aggregate amount of deposits in such accounts does not exceed Five Hundred Thousand Dollars ($500,000) at any time; or (B) such bank accounts were established by the Borrower with Royal Bank of Canada provided that: (i) no cheques will be drawn on such accounts at any time more than thirty (30) days after the Closing Date, (ii) no receipts will be deposited in such accounts more than thirty (30) days after the Closing Date; and (iii) the Borrower will transfer cash into such accounts only to the extent necessary to cover outstanding cheques and preauthorized debits; and such accounts are closed as soon as reasonably practicable but in any event no later than one hundred twenty (120) days after the Closing Date;

(l)

Use of Advances - utilize the proceeds of all Advances for the Borrower's own business purposes; and not permit such proceeds to be used, directly or indirectly, by any other Person or for any other purpose;

(m)

Environmental Information - if requested by the Agent from time to time upon the instructions of the Required Lenders: (i) provide the Agent with an environmental questionnaire in the Agent's standard form completed by a knowledgeable officer of the Borrower in respect of any Property; and (ii) if the information contained therein is inconsistent in any material respect with the representations in paragraph 6.01(p) herein, provide the Agent with a phase I environmental report in respect of such Property, and promptly take all such action as may be required to comply with all reasonable recommendations contained therein;

(n)

Interest Rate Hedging – within ninety (90) days after the Closing Date, enter into and thereafter maintain at all times Interest Rate Hedge Transactions in an aggregate notional amount of not less than fifty percent (50%) of the Outstanding Advances under Facility 1; and

(o)	Further Assurances - provide the Agent and the Lenders with such further information, financial data, documentation and other assurances as they may reasonably require from time to time.

7.02	Negative Covenants

The Borrower hereby covenants and agrees with the Agent and the Lenders that it will not, and will ensure that each of its Subsidiaries does not, without the prior written consent of the Agent on behalf of the Required Lenders (which consent may be withheld in their sole and unfettered discretion unless otherwise expressly provided herein):

(a)	Funded Debt - create, incur or assume any Funded Debt, except Permitted Funded Debt;

(b)	Liens - grant or suffer to exist any Lien in respect of any of its property, except Permitted Liens;

(c)

Disposition of Assets - directly or indirectly sell, transfer, assign, lease or otherwise dispose of any of its assets (including, without limitation, intellectual and industrial property), except that:

(i)	each Company may sell inventory in the ordinary course of business;

(ii)

if no Default has occurred and is continuing, each Company may sell or dispose of any other assets from time to time in the ordinary course of business (but for greater certainty a sale and leaseback transaction shall not be considered to be in the ordinary course of business), provided that in each Fiscal Year the aggregate amount received by the Companies from such dispositions less the aggregate amount incurred by the Companies in such Fiscal Year to purchase replacement capital assets shall not exceed One Million Dollars ($1,000,000); and for greater certainty the provisions of paragraph 2.04(d) shall apply to all such dispositions; and

(iii)	each Company may transfer all or any portion of its assets to any Secured Company to the extent permitted under Section 7.02(j) herein.

(d)

Guarantees - become obligated under Guarantees, except: (i) Guarantees which comprise part of the Security; (ii) Guarantees in respect of Permitted Funded Debt incurred by any other Company; and (iii) Guarantees by the Borrower in favour of Novartis in respect of the obligations of Merus Luxco under the Novartis Agreements;

(e)

Luxembourg Financial Assistance Prohibitions - with respect to any Luxembourg Guarantor, create, grant or permit to subsist any Permitted Lien to the extent that doing so would constitute a breach of the financial assistance prohibitions contained at Article 49-6 (where applicable) of the Luxembourg act on commercial companies of 10 August 1915, as amended (the "Companies Act") or constitute a misuse of corporate assets (abus de biens sociaux) as defined at Article 171-1 of the Companies Act;

(f)

Investments - make or acquire any Investments, except that the following Investments may be made or acquired if both immediately before and immediately after each such Investment no Default or Event of Default has occurred and is continuing:

(i)

Investments may be made in direct obligations of Canada or the United States of America, including Canadian or United States of America federal, provincial or state obligations, with maturities of one (1) year or less from the date of acquisition of the investment, provided that if required by the Required Lenders, the Company making such Investment shall provide such additional items of Security as the Required Lenders may require in order that such investments shall be specifically pledged to the Agent;

(ii)	Investments may be made in certificates of deposit having maturities of less than one (1) year, issued by BMO; and

(iii)

a Company may acquire Intellectual Property rights (including the IP Ancillary Rights) in respect of any drug product, provided that (A) the purchase price thereof is financed entirely from the proceeds of equity or Subordinated Debt (and for greater certainty, no portion of such purchase price shall be financed, directly or indirectly, by indebtedness incurred hereunder); and (B) the Required Lenders have provided their prior written consent to such acquisition, which consent shall not be unreasonably withheld or delayed;

(g)

Capital Expenditures - incur Capital Expenditures, except that the following Capital Expenditures may be incurred if both immediately before and immediately after each such Capital Expenditure no Default has occurred and is continuing:

(i)

in each Fiscal Year the Companies may incur Capital Expenditures in the maximum aggregate amount of (i) Five Hundred Thousand Dollars ($500,000) plus (ii) an amount (if positive) equal to Five Hundred Thousand Dollars ($500,000) less the Capital Expenditures incurred by the Companies in the aggregate in the immediately preceding Fiscal Year;

(h)

Distributions - make any Distributions, other than Distributions to any other Company, unless both immediately before and immediately after each such Distribution no Default has occurred and is continuing;

(i)

Certain Payments - make any payment in respect of principal, interest, fees or any other amounts in respect of Subordinated Debt except (i) to the extent expressly permitted under the subordination and postponement agreement relating thereto or (ii) any payment by a Company to a Secured Company; and for greater certainty any such permitted payment in respect of Subordinated Debt shall not be considered a "Distribution" for the purposes of paragraph 7.02(h);

(j)

Corporate Changes – materially change its capital structure or the nature of its business, maintain a place of business or any material assets in any jurisdiction other than Canada or Luxembourg or Germany or any other such jurisdiction as may be approved in writing by the Agent upon the instructions of the Required Lenders, such approval not to be unreasonably withheld (provided that it shall be reasonable for such approval to be withheld if the Agent is unable to obtain a First-Ranking Security Interest in Collateral in such jurisdiction), or enter into any transaction whereby all or a substantial portion of its undertaking, property and assets would become the property of any other Person, whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise; except that at any time when no Default or Event of Default has occurred and is continuing any Company may from time to time do any one or more of the following: change its name; amend its constating documents (provided that such amendment does not directly or indirectly affect its ability to borrow, give security or give Guarantees and does not interfere with or restrict its ability to observe and perform all of its obligations under the Loan Documents to which it is a party); amalgamate or merge with any Secured Company; issue shares (preferred or common) or other equity interests of any Company to any Secured Company; issue shares (preferred or common) or other equity interests of the Borrower to any Person; transfer all or any shares it holds in the capital of any other Company to any Secured Company provided that the Agent continues to hold a First-Ranking Security Interest in such transferred shares; transfer all or any portion of its assets to any Secured Company; or voluntarily dissolve after having transferred all of its assets to any Secured Company; provided that in connection with each such transaction (i) the Borrower has given not less than thirty (30) days' prior written notice thereof (other than any issuance of shares or other equity of the Borrower in respect of which the Borrower shall provide prompt notice after such issuance) to the Agent, (ii) the Agent continues to hold a First-Ranking Security Interest in the shares or assets which are the subject of such transaction and in the reasonable opinion of the Agent such security interest is not materially different from the security interest held by the Agent immediately prior to such transaction; and (iii) concurrently with any such action the Borrower shall provide or cause to be provided to the Agent all additional or replacement items of Security (including legal opinions) as the Agent may reasonably require in connection therewith;

(k)	Defined Benefit Pension Plans – establish, assume or otherwise become a party to or liable under any Defined Benefit Pension Plan;

(l)

Excluded Subsidiaries – permit any Excluded Subsidiary to carry on business, own any assets which are material to the business and operations of the Companies taken as a whole, or own assets having an aggregate fair market value equal to more than Fifty Thousand Dollars ($50,000);

(m)

New Subsidiaries - create or acquire any Subsidiary unless (i) all of the issued and outstanding shares in the capital of such Subsidiary are owned directly or indirectly by the Borrower; (ii) such new Subsidiary provides a Guarantee in respect of the Obligations and all Security required to be provided by it hereunder; and (iii) all of the issued and outstanding shares of such new Subsidiary are pledged to the Agent, and in each case accompanied by legal opinions as contemplated herein;

(n)	Fiscal Year - change its Fiscal Year (which for greater certainty presently ends on September 30 in each year);

(o)	Auditors - change its auditors to a firm that is not a nationally recognized auditing firm, except with the prior written consent of the Required Lenders which shall not be unreasonably withheld;

(p)

Dealing with Related Persons - enter into any contract with any Related Person (other than a contract relating to Subordinated Debt held by such Related Person) unless all terms and conditions thereof (specifically including the price) are commercially reasonable, or make a loan to any Related Person; but for greater certainty this paragraph (p) shall not apply to restrict the payment of any Distributions made in compliance with the restrictions contained in paragraph 7.02(h); or

(q)	Use of Advances - use the proceeds of any Advance for any purposes other than those expressly contemplated in this Agreement.

7.03	Financial Covenants

The Borrower agrees to maintain, on a consolidated basis, the financial ratios listed below, each determined as at the end of each Fiscal Quarter:

(a)	The ratio of Senior Funded Debt to EBITDA in the immediately preceding twelve (12) month period shall not be greater than:

(i)	2.75 to 1 on the Closing Date and thereafter up to and including the Fiscal Quarter ending September 30, 2015; and

(ii)	2.25 to 1 on December 31, 2015 and thereafter.

(b)	The ratio of Total Funded Debt to EBITDA in the immediately preceding twelve (12) month period shall not be greater than 3.00 to 1.

(c)	The Fixed Charge Coverage Ratio shall not be less than 1.25 to 1.

For the purpose of determining compliance with the foregoing financial covenants on following dates, EBITDA for the immediately preceding twelve (12) month period shall be deemed to have been increased by the following amounts:

•	Closing Date - $17,000,000

•	September 30, 2014 - - $17,000,000

•	December 31, 2014 - $12,750,000

•	March 31, 2015 - $8,500,000

•	June 30, 2015 - $4,250,000

7.04	Reporting Requirements

The Borrower shall deliver, or cause to be delivered (by email in accordance with section 13.08), the following financial and other information to the Agent at the times indicated below:

(a)	quarterly, within forty-five (45) days after the end of each Fiscal Quarter (or in the case of the last Fiscal Quarter in each Fiscal Year, ninety (90) days thereafter):

(i)	the Interim Financial Statements in respect of such Fiscal Quarter accompanied by management discussion and analysis;

(ii)

a Compliance Certificate in respect of such Fiscal Quarter certified by the President, Chief Financial Officer or other senior officer of the Borrower acceptable to the Agent in the form of Exhibit "F" attached hereto; and

(iii)

a variance analysis providing explanations for variances between actual results for such Fiscal Quarter and the projections contained in the most recent Annual Business Plan presented to the Agent and Lenders;

(b)	annually, within ninety (90) days after the end of each Fiscal Year:

(i)	the Year-End Financial Statements in respect of such Fiscal Year, accompanied by management discussion and analysis and a copy of the Borrower's auditor's letter to management;

(ii)

a Compliance Certificate in respect of such Fiscal Year certified by the President, Chief Financial Officer or other senior officer of the Borrower acceptable to the Agent in the form of Exhibit "F" attached hereto;

(iii)

a variance analysis providing explanations for variances between actual results for such Fiscal Year and the projections contained in the most recent Annual Business Plan presented to the Agent and Lenders; and

(iv)	a calculation of Excess Cash Flow in respect of such Fiscal Year;

(c)

annually, not later than sixty (60) days after the commencement of each Fiscal Year, the consolidated annual business plan of the Borrower for such Fiscal Year, including projections in respect of profit and loss, balance sheet, cash flow, Capital Expenditures and financial covenant calculations set out in this Agreement, including disclosure of all material assumptions utilized (the "Annual Business Plan"); and

(d)

such additional information and documents as the Lenders or the Agent may reasonably require from time to time to ensure the ongoing compliance by the Companies with the terms and conditions of this Agreement, in form reasonably acceptable to the Lenders and the Agent.

7.05	Sintrom Marketing Authorizations

The Borrower hereby advises the Agent and the Lenders that the Borrower intends to file (or cause Merus Luxco to file) applications for transfer of the Sintrom Marketing Authorizations to Merus Luxco within nine (9) months after the completion of the Sintrom Purchase Transaction, and the Borrower agrees that in any event such applications will be filed no later than eighteen (18) months thereafter. The Borrower confirms that in accordance with and subject to the terms and conditions of the Novartis Sintrom Agreements, until the earlier of (i) the completion of such transfers; or (ii) two years from the date hereof; Novartis is obliged to sell Sintrom in each applicable country and remit the profits thereof (less certain fees and charges) to Merus Luxco, all as more particularly set out in therein. The Borrower hereby represents and warrants to the Agent and the Lenders that based on its previous experience in obtaining transfers of Marketing Authorizations in Europe in respect of Emselex, the Borrower reasonably believes that each Sintrom Marketing Authorization will be transferred to Merus Luxco within four (4) months of filing the relevant transfer application.

ARTICLE VIII - SECURITY

8.01	Security to be Provided by the Companies

The Borrower agrees to provide (or cause to be provided) the security listed below as continuing security for the payment of the Obligations and the payment and performance of all other present and future, direct and indirect, indebtedness and obligations of the Borrower to the Agent and the Lenders, specifically including the obligations of the Borrower arising under or in respect of this Agreement, the Hedge Transactions and the other Loan Documents:

(a)

Guarantees from all present and future Material Subsidiaries of the Borrower in respect of all present and future, direct and indirect, indebtedness and obligations of the Borrower to the Agent and the Lenders, each such Guarantee to be in an unlimited amount except for any Guarantee provided by a Luxembourg Guarantor which shall be subject to Section 8.07 hereof;

(b)

a general security agreement (or equivalent) from each Company creating a First- Ranking Security Interest in respect of all of its present and future property, assets and undertaking, except as follows:

(i)	each Luxembourg Guarantor shall provide (A) a pledge of all monies on deposit in its bank accounts; and (B) a pledge over receivables owed to such Luxembourg Guarantor; and

(ii)

Merus Netherlands shall provide (A) a deed of non-possessory pledge over movables; and (B) a disclosed pledge over receivables, provided however that such disclosed pledge over receivables shall not be required unless and until Merus Netherlands has accounts receivable owing to it by account debtors other than Merus Luxco;

(c)

to the extent required by the Required Lenders in their discretion from time to time, collateral mortgages or debentures or other forms of security from the Companies creating a First-Ranking Security Interest in respect of all Owned Properties;

(d)

to the extent required by the Required Lenders in their discretion from time to time, debentures, collateral mortgages or other forms of security from the Companies creating a First-Ranking Security Interest in respect of any or all Leased Properties which the Required Lenders acting reasonably consider to be material;

(e)

a security agreement from each Company creating a First-Ranking Security Interest in respect of its equity investment held in each Subsidiary directly owned by such Company, and including for greater certainty a pledge by the Borrower of its equity interest in Merus Luxco;

(f)

if required by the Required Lenders in their discretion from time to time, a security agreement creating an assignment and First-Ranking Security Interest in respect of its rights to and interest in any Intellectual Property which the Required Lenders acting reasonably consider to be material, together with any necessary consents from other Persons which may be required in connection with the granting of said assignment and security interest; and without limiting the generality of the foregoing such security shall be required in respect of all Intellectual Property in respect of the Key Products;

(g)

if required by the Required Lenders in their discretion from time to time, specific assignments by the Companies of all rights and benefits arising under each Material Agreement, accompanied by an agreement from the other contracting party thereto, in form and substance satisfactory to the Agent and the Lenders; provided however that specific assignments shall not be required in respect of any of the Novartis Agreements;

(h)

assignments of the interest of all Companies in all policies of insurance (which requirement shall be satisfied if the Agent's interest as first mortgagee and loss payee is recorded on such policies); and

(i)	such other security and further assurances as the Agent may reasonably require from time to time, not inconsistent with the provisions of this Agreement.

8.02	Security to be Provided by Others

It is a condition precedent to the first Advance and each subsequent Advance hereunder that the Agent shall have received the following Security, each in form and substance satisfactory to the Agent and the Lenders:

(a)	a subordination, postponement and standstill agreement from each holder of indebtedness which is intended to constitute Subordinated Debt; and

(b)	if requested by the Agent upon the instructions of the Required Lenders, a Landlord Agreement in respect of any one or more of the Leased Properties.

It shall constitute an Event of Default if any item of Security listed above is not provided to the Agent.

8.03	General Provisions re Security; Registration

The Security shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion. The Security shall be held by the Agent for the benefit of the Lenders. The Agent may require that any item of Security be governed by the laws of the jurisdiction where the property subject to such item of Security is located. The Security shall be registered by the Borrower where necessary or desirable to record and perfect the charges contained therein, as determined by the Agent in its sole discretion, specifically including registrations in the Canadian Intellectual Property Office in respect of any patents or trade marks which the Lenders acting reasonably consider to be material. Notwithstanding the foregoing:

(a)

prior to the occurrence of a Default or Event of Default the Security relating to Intellectual Property in respect of Emselex shall be registered only in those countries where the sales of such Key Product are considered by the Required Lenders acting reasonably to be material, which as at the date of this Agreement are acknowledged to be as follows: Germany, Switzerland, Great Britain, Netherlands and Belgium; and the Borrower agrees to effect Security registrations in the foregoing countries in respect of the Intellectual Property relating to Emselex as soon as reasonably possible following the first Advance hereunder and complete such registrations within six (6) months following the first Advance hereunder;

(b)

prior to the occurrence of a Default or Event of Default the Security relating to Intellectual Property in respect of Sintrom shall be registered only in those countries where the sales of such Sintrom are considered by the Required Lenders acting reasonably to be material, which as at the date of this Agreement are acknowledged to be as follows: Spain, Italy, Greece, Bulgaria and Romania; and the Borrower agrees to register the Sintrom Licence Agreement (or notice thereof) and such Security in the foregoing countries (to the extent such registration is permitted in such jurisdictions) in respect of the Intellectual Property relating to Sintrom as soon as reasonably possible following the first Advance hereunder and complete such registrations within six (6) months following the first Advance hereunder; and

(c)

the Borrower agrees to register the Security (or notice thereof) relating to inventory of Merus Luxco located in Germany as soon as reasonably possible following the first Advance hereunder and complete such registrations within six (6) months following the first Advance hereunder.

8.04	Opinions re Security

Except as otherwise expressly provided herein, the Borrower shall cause to be delivered to the Agent the opinions of the solicitors for the Companies regarding their corporate status, the due authorization, execution and delivery of the Security provided by them, all registrations in respect of the Security, the results of all applicable searches in respect of them, and the enforceability of such Security; all such opinions to be in form and substance satisfactory to the Agent and its counsel.

8.05	After-Acquired Property, Further Assurances

The Borrower shall execute and deliver from time to time, and cause each Subsidiary to execute and deliver from time to time, all such further documents and assurances as may be reasonably required by the Agent and the Lenders from time to time, not inconsistent with the terms of this Agreement, in order to provide the Security contemplated hereunder, specifically including: supplemental or additional security agreements, assignments and pledge agreements which shall include lists of specific assets to be subject to the security interests required hereunder.

8.06	Security for Hedge Transactions

If a Lender continues to be a party to one or more Hedge Transactions with the Borrower after all other indebtedness and obligations of the Borrower to such Lender hereunder have been repaid and satisfied in full (or assigned by such Lender to an assignee), for greater certainty such Lender shall continue to be a Lender for all purposes of this Agreement and the obligations under such Hedge Transactions shall continue to be secured by the Security as provided herein, but such Lender shall not thereafter be a "Required Lender" as such term is defined herein.

8.07	Luxembourg Guarantee Limitation

(a)

Notwithstanding anything to the contrary contained in this Agreement or in any other Loan Documents, the aggregate obligations and exposure of a Luxembourg Guarantor in respect of the obligations of an affiliated entity which is not a direct or indirect subsidiary of such Luxembourg Guarantor shall be limited at any time to an aggregate amount not exceeding 90% of the greater of:

(i)

an amount equal to the sum of the Luxembourg Guarantor's Net Assets and its subordinated debt (dettes subordonnes), as referred to in the Luxembourg Act of 19 December 2002 on the Register of Commerce and Companies, on accounting and on annual accounts of the companies, as amended (the 2002 Law) and as reflected in the financial information of the Luxembourg Guarantor available to the Agent as at the date of this Agreement (or its accession as a Guarantor), including, without limitation, its most recently and duly approved financial statements (comptes annuels) and any (unaudited) interim financial statements signed by its board of managers (grants) or directors (administrateurs); and

(ii)

an amount equal to the sum of the Luxembourg Guarantor's Net Assets and its subordinated debt (dettes subordonnes), as referred to in the 2002 Law and as reflected in the financial information of the Luxembourg Guarantor available to the Agent as at the date the guarantee is called, including, without limitation, its most recently and duly approved financial statements (comptes annuels) and any (unaudited) interim financial statements signed by its board of managers (grants) or directors (administrateurs).

For this purpose, "Net Assets" (actifs) will be determined in accordance with Article 34 of the 2002 Law.

(b)

With respect to the Guarantee provided by Merus Luxco in respect of the Obligations concurrently with the execution of this Agreement, the Borrower hereby represents and warrants that the amount referred to in paragraph (a) above is One Hundred Seventeen Million Euros (€117,000,000).

(c)

The limitation set forth at paragraph (a) above shall not apply to any amounts borrowed under this Agreement and made available, in any form whatsoever, to such Luxembourg Guarantor or any of its direct or indirect subsidiaries.

8.08	Insurance by Agent

If the Borrower does not provide the Agent with evidence of continuing insurance coverage which satisfies the requirements of this Agreement, the Agent may, but shall have no obligation to, purchase such insurance in order to protect the interests of the Agent and the Lender in the Collateral. Such insurance may also, but need not, also protect the Companies’ interests in the Collateral. The Borrower may cancel any such insurance purchased by the Agent, but only after providing the Agent with evidence satisfactory to the Agent that the Borrower has obtained all insurance coverage required by this Agreement. The Borrower agrees to immediately reimburse the Agent upon demand for all costs and expenses incurred by the Agent in respect of the purchase of any such insurance, and until so paid such expenses shall constitute part of the Obligations, shall bear interest as provided in section 10.09 and shall be secured by the Security.

8.09	Insurance Proceeds

If insurance proceeds become payable in respect of loss of or damage to any property owned by a Company:

(a)

if an Event of Default has occurred and is continuing at such time, the Required Lenders shall apply such proceeds against the Obligations (unless otherwise agreed by the Required Lenders in their sole discretion);

(b)

if no Event of Default has occurred and is continuing at such time, and such proceeds are less than Five Hundred Thousand Dollars ($500,000) the Required Lenders agree to consent to the payment of such proceeds to such Company if:

(i)	such property has been repaired or replaced and the proceeds will reimburse the Company for payments it has made for such purpose; or

(ii)	the Company confirms in writing to the Agent that it will forthwith use such proceeds to repair or replace such property; and

(c)

if no Event of Default has occurred and is continuing at such time, and such proceeds are equal to or greater than Five Hundred Thousand Dollars ($500,000), the Required Lenders shall apply such proceeds against the Obligations (unless otherwise agreed by the Required Lenders in their sole discretion).

8.10	Successors and Assigns

In case of assignment, transfer or novation by a Lender to a new lender or a participant, of all or any part of its rights and obligations under this Agreement or any of the other Loan Documents, the Lenders and the new lender or participant shall agree that, for the purposes of Article 1278 and/or Article 1281 of the Luxembourg Civil Code (to the extent applicable), any assignment, amendment, transfer and/or novation of any kind permitted under, and made in accordance with the provisions of the Agreement or any agreement referred to herein to which a Luxembourg Guarantor is a party (including any Security), any security created or guarantee given under the Agreement or in relation to the Agreement shall be preserved and continue in full force and effect to the benefit of the new lender or participant.

ARTICLE IX - CONDITIONS PRECEDENT

9.01	Conditions Precedent to First Advance

The Lenders shall have no obligation to make the first Advance to the Borrower hereunder unless at the time of making such Advance the following terms and conditions shall have been satisfied, in each case to the satisfaction of the Agent and the Lenders in their sole discretion:

(a)	the Lenders shall have completed and shall be satisfied with their due diligence in respect of the Companies, specifically including due diligence with respect to:

(i)

the Year-end Financial Statements in respect of the Fiscal Years ended September 30, 2012 and September 30, 2013, and the Interim Financial Statements in respect of the Fiscal Quarter ended June 30, 2014;

(ii)

financial projections for the Fiscal Years ending September 30, 2014, September 30, 2015 and September 30, 2016, taking into account the Sintrom Purchase Transaction and the increase in the Facility 1 Maximum Amount contemplated herein;

(iii)	the most current aged accounts receivable and accounts payable listings for the Companies;

(iv)	insurance policies;

(v)	the terms and conditions of the Novartis Enablex Agreements and all other Material Agreements;

(vi)	the terms and conditions of all Material Permits;

(vii)	the status of any litigation which may affect the Companies;

(viii)	the corporate and capital structure of the Companies;

(ix)	key management of the Companies; and

(x)	business, environmental, regulatory, tax and legal matters;

(b)

the Lenders shall have completed and shall be satisfied with their due diligence in respect of the Borrower and the Sintrom Purchase Transactions, specifically including the terms and conditions of the Novartis Sintrom Agreements (both as to legal and business matters):

(c)

the Agent shall have received a certificate from an officer of the Borrower confirming that the transactions contemplated by the Novartis Sintrom Agreements (other than transactions expressly provided therein to occur at a future time) shall be completed concurrently with the making of the Advance under Facility 1, without waiver of any conditions precedent contained therein for the benefit of the Borrower, and that all approvals from Governmental Authorities or third parties which are necessary in connection therewith have been given unconditionally and without containing any onerous terms, except as provided in Section 7.05 herein;

(d)

the Security shall have been executed and delivered and all registrations necessary or desirable in connection therewith shall have been made (except to the extent described in section 8.03), and any other documentation required by the Agent and the Lenders shall have been executed and delivered, all in form and substance satisfactory to the Agent and the Lenders in their sole discretion;

(e)	the Agent and the Lenders shall have received satisfactory evidence that there are no Liens affecting any of the Companies or the Sintrom Rights, except for Permitted Liens;

(f)

the lenders under the Borrower’s existing credit facilities shall have provided a statement of the amount of the Borrower’s indebtedness thereunder and a written undertaking to release and discharge all security and guarantees held in connection therewith upon repayment of such amount, and arrangements satisfactory to the Agent and the Lenders shall have been made for the repayment of such indebtedness using the proceeds of the first Advance hereunder;

(g)

to the extent requested by the Agent, the Agent and the Lenders shall have received particulars of all Permitted Liens, specifically including the assets encumbered thereby, the amounts due thereunder, and confirmation from the holders thereof that the terms thereof are being complied with;

(h)	the Agent shall have received satisfactory evidence that the property and assets of the Companies are insured in accordance with the requirements herein;

(i)

the Agent shall have received satisfactory evidence that the Borrower has available cash (for greater certainty, excluding the proceeds from any Advances hereunder) in an amount not less than Sixty-Seven Million Dollars ($67,000,0000);

(j)

the Agent and the Lenders shall have received a pro forma Compliance Certificate which evidences the Borrower’s compliance with the financial ratios and covenants set out in section 7.03 herein as at the Closing Date, determined as if the Sintrom Purchase Transaction had been completed;

(k)

any necessary governmental, regulatory and third party approvals necessary in connection with this Agreement and the transactions contemplated herein shall have been given unconditionally and without containing any onerous terms;

(l)	the Agent shall have received a certificate of status, certificate of compliance or similar certificate for each Company (other than a Luxembourg Guarantor) issued by its governing jurisdiction;

(m)

the Agent shall have received an officer's certificate and certified copies of resolutions of the board of directors of each Company concerning the due authorization, execution and delivery of the Loan Documents to which it is a party, and such related matters as the Agent and the Lenders may reasonably require;

(n)

for each Luxembourg Guarantor, the Agent shall have received (i) an electronic certified excerpt of the Luxembourg Companies Register dated no more than one Business Days prior to the date of this Agreement (ii) a solvency certificate dated as of the date of this Agreement (signed by a director or an authorized signatory) that it is not subject to nor, as applicable, does it meet or threaten to meet the criteria of bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat prventif de faillite), controlled management (gestion contrle), reprieve from payment (sursis de paiement), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally and no application has been made or is to be made by its director or, as far as it is aware, by any other Person for the appointment of a commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any voluntary or judicial insolvency, winding-up, liquidation or similar proceedings and (iii) an electronic certified copy of a certificate of non-registration of judgments (certificat de non-inscription d’une dcision judiciaire), issued by the Luxembourg Companies Register on the date of this Agreement and reflecting the situation no more than one Business Day prior to the date of this Agreement, certifying that, as of the date of the day immediately preceding such certificate, the Luxembourg Guarantor has not been declared bankrupt (en faillite), and that it has not applied for general settlement or composition with creditors (concordat prventif de faillite), controlled management (gestion controlee), or reprieve from payment (sursis de paiement), judicial or voluntary liquidation (liquidation judiciaire ou volontaire), such other proceedings listed at Article 13, items 2 to 11, 13 and Article 14 of the Luxembourg Act dated 19 December 2002 on the Register of Commerce and Companies, on Accounting and on Annual Accounts of the Companies (as amended from time to time), (and which include foreign court decisions as to faillite, concordat or analogous procedures according to Council Regulation (EC) n1346/2000 of 29 May 2000 on insolvency proceedings);

(o)

the Agent and the Lenders shall have received an opinion from the solicitors for each Company (other than with respect to Merus Netherlands in which case such opinion will be provided by Agent’s counsel) regarding its corporate status, the due authorization, execution, delivery and enforceability of the Loan Documents (other than the Loan Documents governed by Luxembourg law in which case such opinion on enforceability of such Loan Documents will be provided by Agent’s counsel) provided by it, and such other matters as the Agent and the Lenders may reasonably require, in form and substance satisfactory to the Agent and the Lenders in their sole discretion;

(p)

the Borrower shall have paid to the Agent all fees and expenses (including the Agent’s legal expenses) relating to the establishment of Facility 1, specifically including all underwriting fees, arrangement fees and similar fees as agreed in writing between the Borrower and the Agent;

(q)	the Borrower shall have satisfied all requirements of each Lender under AML Legislation; and

(r)

the Agent and the Lenders shall have received such additional evidence, documents or undertakings as it may reasonably require to complete the transactions contemplated hereby in accordance with the terms and conditions contained herein.

ARTICLEX - DEFAULT AND REMEDIES

10.01	Events of Default

The occurrence of any one or more of the following events, after the expiry of any applicable cure period set out below, shall constitute an event of default under this Agreement (an "Event of Default"):

(a)	any Company fails to pay any principal, Interest or other amount under this Agreement or any other Loan Document when due;

(b)

any representation or warranty provided by a Company to the Agent or the Lenders herein or in any other Loan Document was incorrect in any material respects on the date on which such representation or warranty was made;

(c)	the Borrower fails to perform or comply with any of the covenants set out in section 7.03;

(d)

any Company fails to perform or comply with any of its covenants or obligations contained in this Agreement, the Security or any other agreement made between it and any Lenders (other than those set out in paragraphs (a), (b), and (c) above) after receipt of notice of such non-compliance from the Agent; provided that if such non-compliance is capable of remedy within ten (10) days and such Company diligently attempts to remedy such non-compliance and informs the Agent of its efforts in this regard, and such non-compliance is remedied within such period, then such non-compliance shall be deemed not to constitute an Event of Default;

(e)

any Company is in default in the payment or performance of any of its indebtedness or obligations under any agreement relating to Funded Debt (other than the Outstanding Advances) in excess of Five Hundred Thousand Dollars ($500,000) after the expiry of any grace or cure periods relating thereto;

(f)	an Insolvency Event occurs in respect of any Company;

(g)

any document constituting part of the Security shall for any reason (other than the fault of the Agent or any Lender) cease to be in full force and effect or shall be declared in a final judgment of a court of competent jurisdiction to be null and void; or any Company contests the validity or enforceability thereof or denies it has any further liability or obligation thereunder; or any document (other than a Guarantee) constituting part of the Security shall for any reason fail to create a valid and perfected First-Ranking Security Interest in and to the property purported to be subject thereto, except that if such failure is capable of remedy within thirty (30) days, the Borrower or such Company diligently attempts to remedy such failure and diligently informs the Agent of its efforts in this regard, and the failure is remedied within such thirty (30) day period, then the failure shall not constitute an Event of Default;

(h)

any Person which has provided a Guarantee in respect of the Obligations terminates or purports to terminate its liability under such Guarantee or its liability thereunder in respect of any future Advances, or disputes the validity or enforceability of such Guarantee or any Security provided by it;

(i)

any Person having the right to do so takes possession of any property of a Company with a value in excess of Five Hundred Thousand Dollars ($500,000) by way of or in contemplation of enforcement of security, or a distress or execution or similar process is levied or enforced against any such property;

(j)

one or more final judgments or decrees for the payment of money shall have been obtained or entered against any one or more of the Companies in excess of Five Hundred Thousand Dollars ($500,000) in the aggregate and shall remain unpaid for a period in excess of thirty (30) days; unless such judgement is fully covered by insurance (subject to a reasonable deductible amount) and the insurer thereof has confirmed such coverage in writing;

(k)

any Governmental Authority shall take any action to condemn, seize or appropriate any property of any Company with a value in excess of Five Hundred Thousand Dollars ($500,000) unless such Governmental Authority has paid a fair and reasonable expropriation amount;

(l)

any Person (or group of Persons acting in concert) (i) has Control of the Borrower at any time; or (ii) collectively holds, directly or indirectly, shares in the capital of the Borrower at any time to which are attached votes representing more than fifty-one percent (51%) of all votes attached to all issued and outstanding shares in the capital of the Borrower;

(m)

the Borrower's auditors include any adverse qualification in their audit letter relating to the Year-end Financial Statements, unless the Required Lenders acting reasonably are satisfied that such qualification is not material;

(n)

any of the Novartis Agreements is terminated, or Novartis is in material breach (after the expiry of any applicable grace or cure periods relating thereto) of any of its material obligations under any of the Novartis Agreements, unless such breach is waived in writing by Merus with the prior written consent of the Required Lenders;

(o)	applications to transfer the Sintrom Marketing Authorizations have not been filed within eighteen (18) months after the Closing Date;

(p)	the Sintrom Marketing Authorizations have not been transferred to Merus Luxco within thirty-six (36) months after the Closing Date; or

(q)	a Material Adverse Change occurs and is continuing.

10.02	Acceleration, etc.

(a)

Upon the occurrence of an Event of Default which is continuing the Agent shall, upon the instructions of the Required Lenders, issue a written notice to the Borrower (a "Acceleration Notice") declaring all of the Obligations to be immediately due and payable.

(b)

Upon receipt of an Acceleration Notice the Borrower shall immediately pay and satisfy the Obligations, including payment to the Agent of the following amounts (without duplication): (i) the Outstanding Advances and all accrued and unpaid interest, fees and other amounts relating thereto; (ii) the net aggregate amount of the Borrower's liability under all Hedge Transactions outstanding on such date in the event of a default or termination thereunder, determined in accordance with the terms thereof (and for greater certainty, determined after netting any amounts payable to the Borrower thereunder against amounts payable by the Borrower thereunder); and (iii) an amount equal to the face amount of all Bankers' Acceptances and BA Equivalent Loans then outstanding. The Agent shall hold all such amounts paid by the Borrower in respect of such Hedge Transactions, Bankers’ Acceptances and BA Equivalent Loans as security for the Borrower's obligations thereunder.

(c)

At any time on or after the Acceleration Date the Agent may exercise any and all rights and remedies hereunder and under any other Loan Documents, including the enforcement of all or any portion of the Security.

(d)

From and after the date of the occurrence of an Event of Default and for so long as such Event of Default continues, both before and after the issuance of an Acceleration Notice, all Outstanding Advances shall bear interest or fees at the rates otherwise applicable plus two percent (2%) per annum in order to compensate the Lenders for the additional risk.

10.03	Acceleration of Certain Contingent Obligations

Upon the occurrence of an Event of Default which is continuing, any Lender which has issued a Bankers' Acceptance, BA Equivalent Note or LIBOR Loan or entered into a Hedge Transaction with the Borrower may make a Prime Rate Loan, Base Rate Loan or U.S. Dollar Prime-Based Loan to the Borrower in an amount equal to the face amount of such Bankers' Acceptance, BA Equivalent Note or LIBOR Loan, or the amount required to unwind such Hedge Transaction (such amount to be determined in accordance with the terms thereof), as the case may be; and the proceeds of any such Loan shall be held by such Lender and used to satisfy the Lender's obligations under the said Bankers' Acceptance, BA Equivalent Note or LIBOR Loan as such becomes due, or to effect the unwinding of such Hedge Transaction. Any such Loan shall bear interest at the rate and in the manner applicable to Prime Rate Loans, Base Rate Loans or U.S. Dollar Prime-Based Loans, as applicable, under Facility 1.

10.04	Combining Accounts, Set-Off

Upon the occurrence and during the continuation of an Event of Default, in addition to and not in limitation of any rights now or hereafter granted under Applicable Law, each Lender may at any time and from time to time:

(a)

combine, consolidate or merge any or all of the deposits or other accounts maintained with such Lender by such Company (whether term, notice, demand or otherwise and whether matured or unmatured) and such Company's obligations to such Lender hereunder; and

(b)	set off, apply or transfer any or all sums standing to the credit of any such deposits or accounts in or towards the satisfaction of such obligations.

Each Lender may exercise any rights pursuant to this section 10.04 without prior notice to any Company, but agrees to provide written notice to the Agent and the Borrower promptly after exercising any such rights.

10.05	Appropriation of Monies

After the occurrence and during the continuation of an Event of Default the Agent may from time to time, but subject to section 11.03, apply any Proceeds of Realization against any portion or portions of the Obligations, and the Borrower may not require any different application. The taking of a judgment or any other action or dealing whatsoever by the Agent or the Lenders in respect of the Security shall not operate as a merger of any of the Obligations hereunder or in any way affect or prejudice the rights, remedies and powers which the Agent or the Lenders may have, and the foreclosure, surrender, cancellation or any other dealing with any Security or the said obligations shall not release or affect the liability of the Borrower or any other Person in respect of the remaining portion of the Obligations.

10.06	No Further Advances

The Lenders shall not be obliged to make any further Advances (including honouring any cheques drawn by the Borrower which are presented for payment) from and after the earliest to occur of the following: (i) delivery by the Agent to the Borrower of a written notice that a Default or an Event of Default has occurred and is continuing and that as a result thereof no further Advances will be made (whether or not such notice also requires immediate repayment of the Obligations); (ii) the occurrence of an Insolvency Event; and (iii) receipt by the Agent or any Lender of any garnishment notice, notice of a Statutory Lien or other notice of similar effect in respect of any Company pursuant to the Income Tax Act (Canada), the Excise Tax Act (Canada) or any similar notice under any other statute in effect in any jurisdiction.

10.07	Judgment Currency

If for the purposes of obtaining judgment against the Borrower in any court in any jurisdiction with respect to this Agreement it becomes necessary for a Lender to convert into the currency of such jurisdiction (in this section called the "Judgment Currency") any amount due to the Lender by the Borrower hereunder in any currency other than the Judgment Currency, the conversion shall be made at the Exchange Rate prevailing on the Business Day before the day on which judgment is given. In the event that there is a change in the Exchange Rate prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower will, on the date of payment, pay such additional amounts (if any) or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the Exchange Rate prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due by the Borrower under this section will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

10.08	Remedies Cumulative

All rights and remedies granted to the Agent and the Lenders in this Agreement, and any other documents or instruments in existence between the parties or contemplated hereby, and any other rights and remedies available to the Agent and the Lenders at law or in equity, shall be cumulative. The exercise or failure to exercise any of the said remedies shall not constitute a waiver or release thereof or of any other right or remedy, and shall be non-exclusive.

10.09	Performance of Covenants by Agent

If the Borrower fails to perform any covenant or obligation to be performed by it pursuant to this Agreement, the Agent may in its sole discretion perform any of the said obligations but shall be under no obligation to do so; and any amounts expended or advanced by the Agent for such purpose shall be payable by the Borrower upon demand together with interest at the highest rate then applicable to Facility 1.

ARTICLE XI - THE AGENT AND THE LENDERS

11.01	Decision-Making

(a)

Any amendment to this Agreement relating to the following matters, and the granting of any waiver or consent by the Lenders in respect of such matters, shall require the unanimous agreement of the Lenders:

(i)	changes to the interest rates and fees payable in respect of Facility 1;

(ii)	increases in the maximum amount of credit available under Facility 1;

(iii)	extensions of the maturity date of Facility 1;

(iv)	changes to the scheduled dates or the scheduled amounts for Repayments hereunder;

(v)	releases of all or any portion of the Security, except to the extent provided in paragraph (c) below;

(vi)	the definitions of “Required Lenders” and “Proportionate Share” in section 1.01;

(vii)	any provision of this Agreement which expressly states that the unanimous consent of the Lenders is required in connection with any action to be taken or consent to be provided by the Lenders; and

(viii)	this section 11.01.

(b)

Except for the matters described in paragraph (a) above, any amendment to this Agreement shall be effective if made among the Borrower, the Agent and the Required Lenders, and for greater certainty any such amendment which is agreed to by the Required Lenders shall be final and binding upon all Lenders.

(c)

The Agent may from time to time without notice to or the consent of the Lenders execute and deliver partial releases of the Security in respect of any item of Collateral (whether or not the proceeds of sale thereof are received by the Agent) which the Companies are permitted to dispose of pursuant to this Agreement without obtaining the prior written consent of the Lenders; and in releasing any such security the Agent may rely upon and assume the correctness of all information contained in any certificate or document provided by the Borrower, without further enquiry. Otherwise, any release or discharge in respect of the Security or any portion thereof shall require the written consent of the Lenders acting unanimously.

(d)

Except for the matters which require the unanimous consent of the Lenders as set out in the foregoing paragraphs of this section 11.01, and except as otherwise specifically provided in this Agreement, any action to be taken or decision to be made by the Lenders pursuant to this Agreement (specifically including for greater certainty the issuance of written notice to the Borrower of the occurrence of a Default or Event of Default, the issuance of a demand for payment of the Obligations, a decision to make an Advance despite any condition precedent relating thereto not being satisfied, the provision of any waiver in respect of a breach of any covenant or the granting of any consent) shall be effective if approved by the Required Lenders; and any such decision or action shall be final and binding upon all the Lenders.

(e)

Any action to be taken or decision to be made by the Lenders pursuant to this Agreement which is required to be unanimous shall be made at a meeting of the Lenders called by the Agent pursuant to paragraph 11.06(l) or by a written instrument executed by all of the Lenders. Any action to be taken or decision to be made by the Lenders pursuant to this Agreement which is required to be made by the Required Lenders shall be made at a meeting of the Lenders called by the Agent pursuant to paragraph 11.06(l) or by a written instrument executed by the Required Lenders. Any such instrument may be executed by fax or pdf and in counterparts.

11.02	Security

(a)

Except to the extent provided in paragraph (b), the Security shall be granted in favour of and held by the Agent for and on behalf of the Lenders in accordance with the provisions of this Agreement. The Agent shall, in accordance with its usual practices in effect from time to time, take all steps required to perfect and maintain the Security, including: taking possession of the certificates representing the securities required to be pledged hereunder; filing renewals and change notices in respect of such Security; and ensuring that the name of the Agent is noted as loss payee or mortgagee on all property insurance policies covering the Collateral. If the Agent becomes aware of any matter concerning the Security which it considers to be material, it shall promptly inform the Lenders. The Agent shall comply with all instructions provided by the Lenders in connection with the enforcement or release of the Security which it holds. The Agent agrees to permit each Lender to review and make photocopies of the original documents comprising the Security from time to time upon reasonable notice.

(b)

If any Company has provided security in favour of any Lender directly such as but not limited to security provided in favour of BMO prior to the date hereof and security under the Bank Act (Canada), such Lender agrees to pay to the Agent all amounts received by it in connection with the enforcement of such security, and all such amounts shall be deemed to constitute Proceeds of Realization and shall be dealt with as provided in section 11.03. Each Lender which holds any such Security agrees that it shall not enforce such security unless and until the Required Lenders have made a determination to enforce the Security pursuant to paragraph 11.01(d).

11.03	Application of Proceeds of Realization

Notwithstanding any other provision of this Agreement, the Proceeds of Realization of the Security or any portion thereof shall be distributed in the following order:

(a)	first, in payment of all costs and expenses incurred by the Agent and the Lenders in connection with such realization, including legal, accounting and receivers' fees and disbursements;

(b)	second, against the remaining Obligations (except those referred to in paragraph (c) below), on a pari passu basis among the Lenders to whom such Obligations are payable;

(c)	third, to pay any Obligations owed to Non-Funding Lenders, on a pari passu basis among the Non-Funding Lenders to whom such Obligations are payable; and

(d)	fourth, if all obligations of the Borrower listed above have been paid and satisfied in full, any surplus Proceeds of Realization shall be paid in accordance with Applicable Law.

11.04	Payments by Agent

(a)	The following provisions shall apply to all payments made by the Agent to the Lenders hereunder:

(i)

the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

(ii)

if the Agent receives a payment of principal, interest, fees or other amount owing by a Borrower under Facility 1 which is less than the full amount of any such payment due, the Agent shall distribute such amount received among the Lenders in each Lender’s Proportionate Share of Facility 1;

(iii)

if any Lender has advanced more or less than its Proportionate Share of its Commitment under Facility 1, such Lender’s entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(iv)

if a Lender’s Proportionate Share of an Advance under Facility 1 thereof has been advanced for less than the full period to which any payment by the Borrower relates, such Lender’s entitlement to receive a portion of any payment of interest or fees shall be reduced in proportion to the length of time such Lender’s Proportionate Share has actually been outstanding (unless such Lender has paid all interest required to have been paid by it to the Agent pursuant to the CBA Model Provisions);

(v)

the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall be deemed to be prima facie correct;

(vi)	upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein;

(vii)	all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set out herein unless notice to the contrary is received by the Agent from such Lender; and

(viii)

if the Agent has received a payment from a Borrower on a Business Day (not later than the time required for the receipt of such payment as set out in this Agreement) and fails to remit such payment to any Lender entitled to receive its Proportionate Share of such payment on such Business Day, the Agent agrees to pay interest on such late payment at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

(b)

The Agent may in its sole discretion from time to time make adjustments in respect of any Lender’s share of a Drawdown, Conversion, Rollover or Repayment under Facility 1 in order that the Outstanding Advances due to such Lender under Facility 1 shall be approximately in accordance with such Lender’s Proportionate Share of Facility 1.

11.05	Protection of Agent

(a)

Unless the Agent has actual knowledge or actual notice to the contrary, it may assume that each Lender's address set out in Exhibit A attached hereto is correct, unless and until it has received from such Lender a notice designating a different address.

(b)

The Agent may engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained (and to the extent that such costs are not recovered from the Borrower pursuant to this Agreement, each Lender agrees to reimburse the Agent in such Lender's Proportionate Share of such costs).

(c)

Unless the Agent has actual knowledge or actual notice to the contrary, it may rely as to matters of fact which might reasonably be expected to be within the knowledge of any Company upon a statement contained in any Loan Document.

(d)	Unless the Agent has actual knowledge or actual notice to the contrary, it may rely upon any communication or document believed by it to be genuine.

(e)

The Agent may refrain from exercising any right, power or discretion vested in it under this Agreement unless and until instructed by the Required Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised (provided that such instructions shall be required to be provided by all of the Lenders in respect of any matter for which the unanimous consent of the Lenders is required as set out herein).

(f)

The Agent may refrain from exercising any right, power or discretion vested in it which would or might in its sole and unfettered opinion be contrary to any law of any jurisdiction or any directive or otherwise render it liable to any Person, and may do anything which is in its opinion in its sole discretion necessary to comply with any such law or directive.

(g)

The Agent may refrain from acting in accordance with any instructions of the Required Lenders to begin any legal action or proceeding arising out of or in connection with this Agreement or take any steps to enforce or realize upon any Security, until it shall have received such security as it may reasonably require (whether by way of payment in advance or otherwise) against all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instructions.

(h)

The Agent shall have no obligation to disclose to any Person any information relating to the Companies or any Related Person if such disclosure would or might in its opinion in its sole discretion constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person.

(i)

The Agent does not accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of any Loan Document and shall not be under any liability to any Lender as a result of taking or omitting to take any action in relation to any Loan Document except in the case of its gross negligence or wilful misconduct.

11.06	Duties of Agent

The Agent shall:

(a)

as a non-fiduciary agent for the Borrower, maintain a record of the Outstanding Advances owing to each Lender, which record shall conclusively be presumed to be correct and accurate, absent manifest error;

(b)	hold and maintain the Security to the extent provided in section 11.02;

(c)

provide to each Lender copies of all financial information received from the Borrower promptly after receipt thereof, and copies of any Draw Requests, Conversion Notices, Rollover Notices, Repayment Notices and other notices received by the Agent from the Borrower upon request by any Lender;

(d)	promptly advise each Lender of Advances required to be made by it hereunder and disburse all Repayments to the Lenders hereunder in accordance with the terms of this Agreement;

(e)	promptly notify each Lender of the occurrence of any Default of which the Agent has actual knowledge or actual notice;

(f)

at the time of engaging any agent, receiver, receiver-manager, consultant, monitor or other party in connection with the Security or the enforcement thereof, obtain the agreement of such party to comply with the applicable terms of this Agreement in carrying out any such enforcement activities and dealing with any Proceeds of Realization;

(g)	account for any monies received by it in connection with this Agreement, the Security and any other agreement delivered in connection herewith or therewith;

(h)

each time the Borrower requests the written consent of the Lenders in connection with any matter, use its best efforts to obtain and communicate to the Borrower the response of the Lenders in a reasonably prompt and timely manner having due regard to the nature and circumstances of the request;

(i)

give written notice to the Borrower in respect of any other matter in respect of which notice is required in accordance with or pursuant to this Agreement, promptly or promptly after receiving the consent of the Lenders, if required under the terms of this Agreement;

(j)	except as otherwise provided in this Agreement, act in accordance with any instructions given to it by the Required Lenders;

(k)

refrain from exercising any right, power or discretion vested in it under this Agreement or any document incidental thereto if so instructed by the Required Lenders (in respect of any matter which requires the consent of the Required Lenders), or by all of the Lenders (in respect of any matter which requires the unanimous consent of the Lenders); and

(l)	call a meeting of the Lenders at any time not earlier than five (5) days and not later than thirty (30) days after receipt of a written request for a meeting provided by any Lender.

11.07	Lenders' Obligations Several; No Partnership

The obligations of each Lender under this Agreement are several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders of any of their respective obligations hereunder. No Lender shall be responsible for the obligations of any other Lender hereunder. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Lenders a partnership.

11.08	Sharing of Information

The Agent and the Lenders may share among themselves any information they may have from time to time concerning the Companies whether or not such information is confidential; but shall have no obligation to do so (except for any obligations of the Agent to provide information to the extent required in this Agreement).

11.09	Acknowledgement by Borrower

The Borrower hereby acknowledges notice of the terms of the provisions of this Article XI and agrees to be bound hereby to the extent of its obligations hereunder.

11.10	Amendments to Article XI

The Agent and the Lenders may amend any provision in this Article XI, except section 11.01, without prior notice to or the consent of the Borrower, and the Agent shall provide a copy of any such amendment to the Borrower reasonably promptly thereafter; provided however if any such amendment would materially adversely affect any rights, entitlements, obligations or liabilities of the Borrower, including without limitation increasing any fees payable by the Borrower pursuant to section 11.12, such amendment shall not be effective until the Borrower provides its written consent thereto, such consent not to be unreasonably withheld or arbitrarily delayed.

11.11	Deliveries, etc.

As between the Companies on the one hand, and the Agent and the Lenders on the other hand:

(a)

all statements, certificates, consents and other documents which the Agent purports to deliver to a Company on behalf of the Lenders shall be binding on each of the Lenders, and none of the Companies shall be required to ascertain or confirm the authority of the Agent in delivering such documents;

(b)

all certificates, statements, notices and other documents which are delivered by a Company to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders; and

(c)	all payments which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

11.12	Agency Fees

The Borrower agrees to pay to the Agent an annual agency fee in such amount as may be agreed in writing from time to time between the Borrower and the Agent, payable in advance on the date of this Agreement and annually on each anniversary date thereafter during the term of this Agreement.

11.13	Assignment Fee

Each Lender which assigns its interests to another Person agrees to pay an assignment fee of Three Thousand Five Hundred Dollars ($3,500) to the Agent.

11.14	Non-Funding Lender

(a)

Each Non-Funding Lender shall be required, to the extent permitted by applicable law, to provide to the Agent, immediately upon receipt of a written request from the Agent, cash in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all obligations of such Non-Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non-Funding Lender's obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower. Such cash shall be held by the Agent in one or more accounts in the name of the Agent and shall not be required to be interest-bearing. The Agent shall be entitled to apply such cash from time to time in satisfaction of all or any portion of such obligations of such Non-Funding Lender, as determined by the Agent in its discretion.

(b)

The Agent shall be entitled to set off any Non-Funding Lender's Proportionate Share of all payments received from the Borrower against such Non-Funding Lender's obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents. The Agent shall be entitled to withhold and deposit in one or more non-interest bearing accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent from the Borrower and due to such Non-Funding Lender pursuant to this Agreement, which amounts shall be used by the Agent (A) first, to reimburse the Agent for any amounts owing to it by such Non-Funding Lender pursuant to this Agreement or any other Loan Document, (B) second, to reimburse the other Lenders in respect of any Advances which may have been made by them in their discretion in order to fund, in whole or in part, any shortfall in Advances which were required to have been made by such Non-Funding Lender (and to the extent that any said Advance made by a Lender is so reimbursed, such Advance shall be deemed to have been assigned by such Lender to the Non-Funding Lender), (C) third, to be held in such account and applied by the Agent from time to time against all other obligations of such Non-Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non-Funding Lender's obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower, and (D) fourth, at the Agent's discretion, to fund from time to time such Non-Funding Lender's Proportionate Share of Advances under Facility 1.

(c)

A Non-Funding Lender shall have no voting or consent rights with respect to matters under this Agreement or the other Loan Documents, unless and until it is no longer a Non-Funding Lender. Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non-Funding Lender shall be disregarded in the determination of the Required Lenders.

(d)

Neither the Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non-Funding Lender) for any action taken or omitted to be taken by them in connection with amounts payable by the Borrower to a Non-Funding Lender and received by the Agent and applied in accordance with the provisions of this Agreement, save and except for the negligence or wilful misconduct of the Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.

ARTICLE XII - CBA MODEL PROVISIONS

12.01	CBA Model Provisions Incorporated by Reference

The CBA Model Provisions (except for the footnotes contained therein) form part of this Agreement and are incorporated herein by reference, subject to the following variations:

(a)

Each term set out below which is used as a defined term in the CBA Model Provisions shall be deemed to have been replaced as set out below; and for greater certainty the said replacement term shall have the meaning ascribed thereto in section 1.01 of this Agreement:

•	"Administrative Agent" shall be replaced by "Agent";

•	"Applicable Percentage" shall be replaced by "Proportionate Share";

•	“Interest Period” shall be replaced by “LIBOR Period”;

•	"LIBO Rate Loan" shall be replaced by "LIBOR Loan";

•	"Loans" shall be replaced by "Advances";

•	“Obligors” shall be replaced by “Borrower” (and all necessary changes required by the context shall be deemed to have been made); and

•	"Provisions" shall be replaced by "CBA Model Provisions".

(b)	The defined term “Foreign Lender” in the CBA Model Provisions does not include a lender that is resident under the laws of Canada for purposes of the Income Tax Act, Canada.

(c)

"Pro rata share", "rateably" and similar terms in the CBA Model Provisions shall have the meaning ascribed to the term "Proportionate Share" as defined in section 1.01 of this Agreement, if the context requires.

(d)

The terms "Related Parties" and "Related Party" in the CBA Model Provisions shall be deemed to have the meanings ascribed to the defined terms "Related Persons" and "Related Person" in this Agreement, respectively.

(e)	In the third line of subsection 7.7(1) of the CBA Model Provisions, the phrase "…in consultation with the Borrower…" is hereby amended to read "…upon notice to the Borrower…".

(f)

The parties hereby acknowledge and agree that the indemnity contained in clause 9(b)(iii) of the CBA Model Provisions is in addition to and not in substitution for the indemnity contained in section 13.05 of this Agreement.

12.02	Inconsistencies with CBA Model Provisions

To the extent that there is any inconsistency between a provision of this Agreement and a provision of the CBA Model Provisions, the provision of this Agreement shall govern. For greater certainty, a provision of this Agreement and a provision of the CBA Model Provisions shall be considered to be inconsistent if both relate to the same subject-matter and the provision in the CBA Model Provisions imposes more onerous obligations or restrictions than the corresponding provision in this Agreement.

ARTICLE XIII - GENERAL

13.01	Waiver

The failure or delay by the Agent or any Lender in exercising any right or privilege with respect to the non-compliance with any provisions of this Agreement by the Borrower and any course of action on the part of the Agent or any Lender, shall not operate as a waiver of any rights of the Agent or such Lender unless made in writing by Agent or such Lender, as the case may be. Any such waiver shall be effective only in the specific instance and for the purpose for which it is given and shall not constitute a waiver of any other rights and remedies of the Agent or such Lender with respect to any other or future non-compliance.

13.02	Expenses of Agent and Lenders

Whether or not the transactions contemplated by this Agreement are completed or any Advance has been made, the Borrower agrees to pay on demand by the Agent from time to time all reasonable expenses incurred by the Agent or any Lender in connection with this Agreement, the Security and all documents contemplated hereby, specifically including: reasonable expenses incurred by the Agent and the Lenders in respect of due diligence, appraisals, insurance consultations, credit reporting and responding to demands of any Governmental Authority; reasonable legal expenses incurred by the Agent and the Lenders in connection with the preparation and interpretation of this Agreement and the Security and the administration of Facility 1 generally, including the preparation of waivers and partial discharges of Security; and all reasonable legal expenses incurred by the Agent and the Lenders in connection with the protection and enforcement of the Security.

13.03	Debit Authorization

The Borrower hereby authorizes the Agent to debit any account maintained by the Borrower with the Agent, and to set off and compensate against any and all accounts, credits and balances maintained by the Borrower with the Agent, in order to pay (i) any interest or other amounts payable by the Borrower from time to time pursuant to this Agreement when due; and (ii) any expenses referred to in section 13.02 which are not paid by the Borrower within thirty (30) days after receipt by the Borrower of a written request from the Agent for payment of such expenses. The Agent agrees to give written notice to the Borrower of any such debit promptly thereafter.

13.04	General Indemnity

In addition to any other liability of the Borrower hereunder, the Borrower hereby agrees to indemnify and save harmless the Indemnitees from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements (including reasonable legal fees) of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Indemnitees (except to the extent arising from the negligence or wilful misconduct of such Indemnitees) which relate or arise out of or result from:

(a)

any failure by the Borrower to pay and satisfy its obligations hereunder including, without limitation, any costs or expenses incurred by reason of the liquidation or re- employment in whole or in part of deposits or other funds required by the Lenders to fund or maintain Facility 1 or as a result of the Borrower's failure to take any action on the date required hereunder or specified by it in any notice given hereunder;

(b)	any investigation by Governmental Authorities or any litigation or other similar proceeding related to any use made or proposed to be made by the Borrower of the proceeds of any Advance; and

(c)	any instructions given to any Lender to stop payment on any cheque issued by the Borrower or to reverse any wire transfer or other transaction initiated by such Lender at the request of the Borrower.

13.05	Environmental Indemnity

In addition to any other liability of the Borrower hereunder, the Borrower hereby agrees to indemnify and save harmless the Indemnitees from and against:

(a)	any losses suffered by the Indemnitees for, in connection with, or as a direct or indirect result of, the failure of any Company to comply with all Requirements of Environmental Law;

(b)

any losses suffered by the Indemnitees for, in connection with, or as a direct or indirect result of, the presence of any Hazardous Material situated in, on or under any property owned by any of the Companies or upon which any of them carries on business; and

(c)

any and all liabilities, losses, damages, penalties, expenses (including reasonable legal fees) and claims which may be paid, incurred or asserted against the Indemnitees for, in connection with, or as a direct or indirect result of, any legal or administrative proceedings with respect to the presence of any Hazardous Material on or under any property owned by any of the Companies or upon which any of them carries on business, or the discharge, emission, spill, radiation or disposal by any of them of any Hazardous Material into or upon any Land, the atmosphere, or any watercourse or body of water; including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter and any cost, liability or damage arising out of a settlement entered into by the Indemnitees of any such action or matter;

except to the extent arising from the negligence or wilful misconduct of such Indemnitees.

13.06	Survival of Certain Obligations despite Termination of Agreement

The termination of this Agreement shall not relieve the Borrower from its obligations to the Agent and the Lenders arising prior to such termination, such as obligations arising as a result of or in connection with any breach of this Agreement, any failure to comply with this Agreement or the inaccuracy of any representations and warranties made or deemed to have been made prior to such termination, and obligations arising pursuant to all indemnity obligations contained herein. Without limiting the generality of the foregoing, the obligations of the Borrower to the Agent and the Lenders arising under or in connection with sections 13.04 and 13.05 of this Agreement and section 3.2 of the CBA Model Provisions shall continue in full force and effect despite any termination of this Agreement.

13.07	Interest on Unpaid Costs and Expenses

If the Borrower fails to pay when due any amount in respect of costs or expenses incurred by the Agent or any other amount incurred by the Agent and required to be paid by it hereunder (other than principal or interest on any Advance), it shall pay interest on such unpaid amount from the time such amount is due until paid at the rate equal to the highest rate of interest then applicable under Facility 1.

13.08	Notice

Without prejudice to any other method of giving notice, all communications provided for or permitted hereunder shall be in writing and delivered to the addressee by prepaid private courier or sent by facsimile to the applicable address and to the attention of the officer of the addressee as follows:

(a)	to the Borrower:

Merus Labs International Inc.
100 Wellington St. W
Suite 2110, PO Box 151
Toronto, Ontario M5K 1H1
Canada
Attention: Mr. Andrew Patient
Fax No: (416) 593-4434

(b)	to the Agent at the following address with respect to Advances, Rollovers, Conversions and Repayments and related matters,:

Bank of Montreal
Agent Bank Services
234 Simcoe Street, 3rd Floor
Toronto, Ontario M5T 1T4
Attention: Manager, Agent Bank Services
Fax No.: (416) 598-6218

(c)	to the Agent at the following address with respect to all other matters (for greater certainty, including financial reporting):

Bank of Montreal
First Canadian Place, 4th Floor
Toronto, Ontario M5X 1A1
Attention: Agency Deal Specialist
Fax No.: (416) 359-7796

(d)	to any Lender, at its address noted on Exhibit "A" attached hereto.

Any communication transmitted by prepaid private courier shall be deemed to have been validly and effectively given or delivered on the Business Day after which it is submitted for delivery. Any communication transmitted by facsimile shall be deemed to have been validly and effectively given or delivered on the day on which it is transmitted, if transmitted on a Business Day on or before 5:00 p.m. (local time of the intended recipient), and otherwise on the next following Business Day. Any party may change its address for service by notice given in the foregoing manner.

13.09	Severability

Any provision of this Agreement which is illegal, prohibited or unenforceable in any jurisdiction, in whole or in part, shall not invalidate the remaining provisions hereof; and any such illegality, prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13.10	Further Assurances

The Borrower shall, at its expense execute and deliver or cause to be executed and delivered to the Agent, acting reasonably, promptly upon request from time to time all such other and further documents, agreements, opinions, certificates and instruments in compliance with this Agreement, or if necessary or desirable to more fully record or evidence the obligations intended to be entered into herein, or to make any recording, file any notice or obtain any consent.

13.11	Time of the Essence

Time shall be of the essence of this Agreement.

13.12	Promotion and Marketing

For the purpose of promotion and marketing, the Borrower hereby authorizes and consents to the reproduction, disclosure and use by the Lenders and the Agent of its name, identifying logo and Facility 1. The Borrower acknowledges and agrees: that the Lenders shall be entitled to determine, in their sole discretion, whether to use such information; that no compensation will be payable by the Lenders or the Agent in connection therewith; and that the Lenders and the Agent shall have no liability whatsoever to it or any of its employees, officers, directors, affiliates or shareholders in obtaining and using such information as contemplated herein.

13.13	Public Filing of Agreement

The Borrower agrees not to file a copy of this Agreement or any other Loan Document on SEDAR, or otherwise publicly disclose any information contained therein, except (i) on a confidential basis to their respective officers, directors, employees, accountants, lawyers and other professional advisors; (ii) to any bona fide prospective purchaser of the shares of the Borrower or all or substantially all of the assets of the Companies, provided that such Person executes and delivers a confidentiality agreement in form and substance acceptable to the Required Lenders acting reasonably; and (iii) as may be required pursuant to Applicable Law (including without limitation filing a copy of this Agreement on SEDAR or EDGAR). If any such disclosure is required pursuant to Applicable Law, the Borrower will provide at least 2 Business Days' prior written notice to the Agent before making such disclosure if doing so would not cause any Company to breach Applicable Law, and during such period the Agent and the Lenders acting reasonably may indicate to the Borrower which portions of such Loan Documents that they wish not be disclosed, in order to protect the rights of the Agent and the Lenders to maintain the confidentiality of information which the Agent and the Lenders believe is confidential and proprietary to the Agent and the Lenders. The Borrower agrees to comply with any such request unless such compliance would, in the good faith judgment of the Borrower and its legal counsel, contravene Applicable Law. The terms of this section shall survive the termination of this Agreement for a period of two (2) years after termination of this Agreement.

13.14	Entire Agreement; Waivers and Amendments to be in Writing

(a)

This Agreement supersedes all discussion papers, term sheets and other writings which may have been issued by the Agent or the Lenders prior to the date hereof relating to Facility 1, which shall have no further force or effect. This Agreement and any other documents or instruments contemplated herein or therein shall constitute the entire agreement and understanding among the Borrower, the Lenders and the Agent relating to the subject-matter hereof.

(b)

Subject to Section 11.01(b) and Section 11.09, no provision of this Agreement, or any other document or instrument in existence among the parties may be modified, waived or terminated except by an instrument in writing executed by the party against whom such modification, waiver or termination is sought to be enforced.

13.15	Inconsistencies with Security

To the extent that there is any inconsistency between a provision of this Agreement and a provision of any document constituting part of the Security, the provision of this Agreement shall govern. For greater certainty, a provision of this Agreement and a provision of the Security shall be considered to be inconsistent if both relate to the same subject-matter and the provision in the Security imposes more onerous obligations or restrictions than the corresponding provision in this Agreement.

13.16	Governing Law

This Agreement shall be interpreted in accordance with the laws of the Province of British Columbia. Without prejudice to the right of the Agent and the Lenders to commence any proceedings with respect to this Agreement in any other proper jurisdiction, the parties hereby attorn and submit to the jurisdiction of the courts of the Province of British Columbia.

13.17	Execution by Fax and Counterparts

This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original and which counterparts together shall constitute one and the same Agreement. This Agreement may be executed by facsimile or pdf, and any signature contained hereon by facsimile or pdf shall be deemed to be equivalent to an original signature for all purposes.

13.18	Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns; "successors" includes any corporation resulting from the amalgamation of any party with any other corporation.

[The remainder of this page is intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

MERUS LABS INTERNATIONAL INC.

By: “signed”
name:
title:

By:
name:
title:

BANK OF MONTREAL, as Administrative Agent	BANK OF MONTREAL, as Co-Lead Arranger and as
a Lender
By: “signed”
name:	By: “signed”
title:	name:
title:
By:
name:	By: “signed”
title:	name:
title:

CIT GROUP SECURITIES (CANADA) INC.,	CIT FINANCIAL LTD.,
as Co-Lead Arranger	as a Lender

By: “signed”	By: “signed”
name:	name:
title:	title:

By:	By:
name:	name:
title:	title:

EXPORT DEVELOPMENT CANADA,	LAURENTIAN BANK OF CANADA,
as a Lender	as a Lender

By: “signed”	By: “signed”
name:	name:
title:	title:

By: “signed”	By: “signed”
name:	name:
title:	title:

Credit Agreement – signature page

EXHIBIT A - LENDERS AND LENDERS' COMMITMENTS

Lender	Facility 1	% of Facility 1
Bank of Montreal	35,000,000	43.75%
CIT Financial Ltd.	23,000,000	28.75%
Export Development Canada	12,000,000	15.00%
Laurentian Bank of Canada	10,000,000	12.50%
Total	80,000,000	100.00%

BA Lenders

Bank of Montreal
Laurentian Bank of Canada

Non-BA Lenders

CIT Financial Ltd.
Export Development Corporation

Lenders’ Addresses for Service

Bank of Montreal, Corporate Finance
11th Floor, First Canadian Place
Toronto, Ontario, M5X 1A1
Attn:	Director, Corporate Finance
Fax:	(416) 360-7168

CIT Financial Ltd.
207 Queens Quay, West, Suite 700
Toronto, ON, M5J 1A7
Attn: Corporate Finance Canada
Fax: 416-594-5995

Export Development Canada
150 Slater Street
Ottawa, ON, K1A 1K3
Attn:	Loan Services - Syndications
Fax:	(613) 598 2514

Laurentian Bank of Canada
130 Adelaide Street West, Suite 300
Toronto, Ontario, M5H 3P5
Attn:	Senior Account Manager, Mid Market
Fax:	(416) 865-5904

EXHIBIT B - DRAW REQUEST

To:	Bank of Montreal, as Administrative Agent

     This Draw Request is delivered pursuant to the Credit Agreement made among Merus Labs International Inc. (the “Borrower”), Bank of Montreal, as Administrative Agent (the “Agent”) and the Lenders (as therein defined) dated September 5, 2014 (the “Credit Agreement”). Terms used herein as defined terms shall have the respective meanings ascribed in the Credit Agreement.

1.	The Borrower hereby requests an Advance under Facility 1 as follows:

(a)	date of Advance:

(b)	amount of Advance:

(c)	type of Availment Option:

(d)	if Availment Option is one of the following, indicate period requested:

(i)	Banker's Acceptance (or BA Equivalent Loan, if applicable):
(may have a maturity date of 28 to 182 days (inclusive))

(ii)	LIBOR Loan:
(Libor Period may be for 1, 2 or 3 months)

(e)	payment instructions (if any):

2.	The Borrower hereby certifies that as at the date hereof:

(a)

the representations and warranties in Article VI of the Credit Agreement, other than those which are expressly stated to have been made as at the date of the Credit Agreement, are true and correct in all material respects as if made on the date hereof;

(b)	no Default or Event of Default has occurred and is continuing, nor shall the Advance result in the occurrence of a Default or Event of Default; and

(c)	no Material Adverse Change has occurred and is continuing.

Dated this                                            day of                                            ,                                            .

MERUS LABS INTERNATIONAL INC.

By:
name:
title:

By:
name:
title:

EXHIBIT C – ROLLOVER NOTICE

To:	Bank of Montreal, as Administrative Agent

     This Rollover Notice is delivered pursuant to the Credit Agreement made among Merus Labs International Inc. (the “Borrower”), Bank of Montreal, as Administrative Agent (the “Agent”) and the Lenders (as therein defined) dated September 5, 2014 (the “Credit Agreement”). Terms used herein as defined terms shall have the respective meanings ascribed in the Credit Agreement

     The Borrower hereby requests a Rollover under Facility 1 as follows:

(a)	date of maturing Advance:

(b)	amount of maturing Advance:

(c)	type of Availment Option requested:

(d)	if Availment Option is one of the following, indicate period requested:

(i)	Banker's Acceptance (or BA Equivalent Loan, if applicable):
(may have a maturity date of 28 to 182 days (inclusive))

(ii)	LIBOR Loan:
(Libor Period may be for 1, 2, or 3 months)

2.	The Borrower hereby certifies that as at the date hereof:

(a)

the representations and warranties in Article VII of the Credit Agreement, other than those which are expressly stated to have been made as at the date of the Credit Agreement, are true and correct in all material respects as if made on the date hereof;

(b)	no Default or Event of Default has occurred and is continuing, nor shall the Rollover result in the occurrence of a Default or Event of Default; and

(c)	no Material Adverse Change has occurred and is continuing.

Dated this                                            day of                                            ,                                            .

MERUS LABS INTERNATIONAL INC.

By:
name:
title:

By:
name:
title:

EXHIBIT D – CONVERSION NOTICE

To:	Bank of Montreal, as Administrative Agent

     This Conversion Notice is delivered pursuant to the Credit Agreement made among Merus Labs International Inc. (the “Borrower”), Bank of Montreal, as Administrative Agent (the “Agent”) and the Lenders (as therein defined) dated September 5, 2014 (the “Credit Agreement”). Terms used herein as defined terms shall have the respective meanings ascribed in the Credit Agreement.

1.	The Borrower hereby requests a Conversion under Facility 1 as follows:

(a)	type of Advance to be converted:

(b)	maturity date of maturing Advance:

(c)	amount of maturing Advance to be converted:

(d)	if Availment Option is one of the following, indicate period requested:

(i)	Banker's Acceptance (or BA Equivalent Loan, if applicable):
(may have a maturity date of 28 to 182 days (inclusive))

(ii)	LIBOR Loan:
(Libor Period may be for 1, 2, or 3 months)

2.	The Borrower hereby certifies that as at the date hereof:

(a)

the representations and warranties in Article VII of the Credit Agreement, other than those which are expressly stated to have been made as at the date of the Credit Agreement, are true and correct in all material respects as if made on the date hereof;

(b)	no Default or Event of Default has occurred and is continuing, nor shall the Conversion result in the occurrence of a Default or Event of Default; and

(c)	no Material Adverse Change has occurred and is continuing.

Dated this                                            day of                                            ,                                            .

MERUS LABS INTERNATIONAL INC.

By:
name:
title:

By:
name:
title:

EXHIBIT E - REPAYMENT NOTICE

To:	Bank of Montreal, as Administrative Agent

     This Repayment Notice is delivered pursuant to the Credit Agreement made among Merus Labs International Inc. (the “Borrower”), Bank of Montreal, as Administrative Agent (the “Agent”) and the Lenders (as therein defined) dated September 5, 2014 (the “Credit Agreement”). Terms used herein as defined terms shall have the respective meanings ascribed in the Credit Agreement.

1.	The Borrower hereby irrevocably commits to make a Repayment under Facility 1 as follows:

(a)	date of Repayment:

(b)	amount of Repayment:

(c)	type of Availment Option to be repaid:.

Dated this                                            day of                                            ,                                            .

MERUS LABS INTERNATIONAL INC.

By:
name:
title:

By:
name:
title:

EXHIBIT F – COMPLIANCE CERTIFICATE

To:	Bank of Montreal, as Administrative Agent

     This Compliance Certificate is delivered pursuant to the Credit Agreement made among Merus Labs International Inc. (the “Borrower”), Bank of Montreal, as Administrative Agent (the “Agent”) and the Lenders (as therein defined) dated September 5, 2014 (the “Credit Agreement”). Terms used herein as defined terms shall have the respective meanings ascribed in the Credit Agreement.

1.

The following are the financial ratios and covenants in respect of Merus Labs International Inc. and its Subsidiaries on a consolidated basis, calculated in accordance with the provisions of the Credit Agreement, as at the end of the Fiscal Quarter ended ___________________ (or in respect of the financial period(s) ended on such date, as indicated below):

(a)	Senior Funded Debt to EBITDA : _____________________________________________

(b)	Total Funded Debt to EBITDA Ratio:__________________________________________

(c)	Fixed Charge Coverage Ratio: ________________________________________________

2.

Attached hereto is an analysis of any material variances in the financial results in such Fiscal Quarter from the projections contained in the most recent Annual Business Plan delivered to the Lenders.

3.	The undersigned officer of the Borrower hereby certifies on behalf of the Borrower and without personal liability that as at the date hereof:

(a)	the foregoing information and all information contained in the attachments hereto is true, correct and complete as at the end of the Fiscal Quarter;

(b)

the representations and warranties in Article VII of the Credit Agreement, other than those which are expressly stated to have been made as at the date of the Credit Agreement, are true and correct in all material respects as if made on the date hereof;

(c)	no Default or Event of Default has occurred and is continuing; and

(d)	no Material Adverse Change has occurred and is continuing.

Dated this                                            day of                                            ,                                            .

name:
title:

EXHIBIT G - FORM OF BA EQUIVALENT NOTE

[insert date]

          FOR VALUE RECEIVED, the undersigned hereby promises to pay to the order of [name of Non-BA Lender] at its office at [insert address from Credit Agreement], the sum of                                                                                                Dollars ($                                   ) in lawful money of Canada on [insert date of maturity].

Dated this                                            day of                                            ,                                            .

MERUS LABS INTERNATIONAL INC.

By:
name:
title:

By:
name:
title:

EXHIBIT H - CBA MODEL PROVISIONS

[See attached.]

SCHEDULE ___ TO CREDIT AGREEMENT

The attached model credit agreement provisions, which have been revised under the direction of the Canadian Bankers' Association Secondary Loan Market Specialist Group from provisions prepared by The Loan Syndications and Trading Association, Inc., form part of this Agreement, except for the footnotes to the model credit agreement provisions and subject to the following variations:

CBA Amended "Stapled-on" Version of LSTA Model Credit Agreement Provisions dated November 1, 2004

MODEL CREDIT AGREEMENT PROVISIONS

1. Definitions

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agreement" means the credit agreement of which these Provisions form part.

"Applicable Law" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

"Applicable Percentage" means with respect to any Lender, the percentage of the total Commitments represented by such Lender's Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Loans and participations in respect of Letters of Credit represented by such Lender's outstanding Loans and participations in respect of Letters of Credit.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Exhibit A or any other form approved by the Administrative Agent.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have corresponding meanings.

"Default" means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

"Eligible Assignee" means any Person (other than a natural person, any Obligor or any Affiliate of an Obligor), in respect of which any consent that is required by Section 10(b) has been obtained.

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an

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Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 3.3(b), (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of a Loan that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 3.2(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 3.2(a). For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.

"Foreign Lender" means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"Governmental Authority" means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Issuing Bank" means the Person named elsewhere in this Agreement as the issuer of Letters of Credit on the basis that it is "fronting" for other Lenders and not on the basis that it is the attorney of other Lenders to sign Letters of Credit on their behalf, or any successor issuer of Letters of Credit. For greater certainty, where the context requires, references to "Lenders" in these Provisions include the Issuing Bank.

"Loan" means any extension of credit by a Lender under this Agreement, including by way of bankers' acceptance or LIBO Rate Loan, except for any Letter of Credit or participation in a Letter of Credit.

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"Obligors" means, collectively, the Borrower and each of the guarantors of the Borrower's obligations that are identified elsewhere in this Agreement.

"Other Taxes" means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"Participant" has the meaning assigned to such term in Section 10(d) .

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Provisions" means these model credit agreement provisions.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

2. Terms Generally

(1) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) unless otherwise expressly stated, all references in these Provisions to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, these Provisions, but all such references elsewhere in this Agreement shall be construed to refer to this Agreement apart from these Provisions, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(2) If there is any conflict or inconsistency between these Provisions and the other terms of this Agreement, the other terms of this Agreement shall govern to the extent necessary to resolve the conflict or inconsistency.

3. Yield Protection

3.1 Increased Costs.

(a) Increased Costs Generally. If any Change in Law shall:

- 4 -

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii) subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 3.2 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii) impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or the Letters of Credit issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

3.2 Taxes.

(a) Payments Subject to Taxes. If any Obligor, the Administrative Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other

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Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b) Payment of Other Taxes by the Borrower. Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Status of Lenders. Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Administrative Agent in writing.

(f) Treatment of Certain Refunds and Tax Reductions. If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or Obligor as applicable, upon the request of the Administrative Agent or such Lender, agrees to repay the

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amount paid over to the Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender if the Administrative Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

3.3 Mitigation Obligations: Replacement of Lenders.

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 3.1, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2 , then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.1 or 3.2 , as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) Replacement of Lenders. If any Lender requests compensation under Section 3.1, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2, if any Lender's obligations are suspended pursuant to Section 3.4 or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon 10 days' notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i) the Borrower pays the Administrative Agent the assignment fee specified in Section 10(b)(vi);

(ii) the assigning Lender receives payment of an amount equal to the outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 3.1 or payments required to be made pursuant to Section 3.2, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv) such assignment does not conflict with Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

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3.4 Illegality.

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

3.5 Inability to Determine Rates Etc.

If the Required Lenders determine that for any reason a market for bankers' acceptances does not exist at any time or the Lenders cannot for other reasons, after reasonable efforts, readily sell bankers' acceptances or perform their other obligations under this Agreement with respect to bankers' acceptances, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the Borrower's right to request the acceptance of bankers' acceptances shall be and remain suspended until the Required Lenders determine and the Agent notifies the Borrower and each Lender that the condition causing such determination no longer exists. If the Required Lenders determine that for any reason adequate and reasonable means do not exist for determining the LIBO Rate for any requested Interest Period with respect to a proposed LIBO Rate Loan, or that the LIBO Rate for any requested Interest Period with respect to a proposed LIBO Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBO Rate Loans shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a borrowing, conversion or continuation of LIBO Rate Loans or, failing that, will be deemed to have converted such request into a request for a borrowing of Base Rate Loans in the amount specified therein.

4. Right of Setoff.

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers' lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Administrative Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this

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Section 4, it shall share the benefit received in accordance with Section 5 as if the benefit had been received by the Lender of which it is an Affiliate.

5. Sharing of Payments by Lenders.

If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loans and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that

(i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(ii) the provisions of this Section shall not be construed to apply to (x) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in disbursements under Letters of Credit to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(iii) the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower's obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to an Obligor upon the termination of derivatives entered into between the Obligor and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

6. Administrative Agent's Clawback

(a) Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Administrative Agent such Lender's share of such advance, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable advance available to the Administrative Agent, then the applicable Lender shall pay to the Administrative Agent forthwith on demand such corresponding

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amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such advance. If the Lender does not do so forthwith, the Borrower shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Administrative Agent.

(b) Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation.

7. Agency.

7.1 Appointment and Authority. Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Person identified elsewhere in this Agreement as the Administrative Agent to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and no Obligor shall have rights as a third party beneficiary of any of such provisions.

7.2 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Affiliate thereof as if such Person were not the Administrative Agent and without any duty to account to the Lenders.

7.3 Exculpatory Provisions.

(1) The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the

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Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Administrative Agent or any of its Affiliates in any capacity.

(2) The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Administrative Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Administrative Agent by the Borrower or a Lender.

(3) Except as otherwise expressly specified in this Agreement, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

7.4 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

7.5 Indemnification of Administrative Agent. Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent's gross negligence or wilful misconduct.

7.6 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent from among the Lenders (including the Person serving as

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Administrative Agent) and their respective Affiliates. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

7.7 Replacement of Administrative Agent.

(1) The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario or Montréal, Québec, or an Affiliate of any such Lender with an office in Toronto or Montréal. The Administrative Agent may also be removed at any time by the Required Lenders upon 30 days' notice to the Administrative Agent and the Borrower as long as the Required Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto or Montréal, or an Affiliate of any such Lender with an office in Toronto or Montréal.

(2) If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications specified in Section 7.7(1), provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in the preceding paragraph.

(3) Upon a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Administrative Agent, and the former Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Administrative Agent, the provisions of this Section 7 and of Section 9 shall continue in effect for the benefit of such former Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Administrative Agent was acting as Administrative Agent.

7.8 Non-Reliance on Administrative Agent and Other Lenders. Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information

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as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

7.9 Collective Action of the Lenders. Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

7.10 No Other Duties. etc. Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

8. Notices: Effectiveness; Electronic Communication

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as-provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or telecopier number specified in the Register or, if to an Obligor other than the Borrower, in care of the Borrower.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b) Electronic Communications. Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender of Loans to be made or Letters of Credit to be issued if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

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Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Change of Address. Etc. Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

9. Expenses; Indemnity: Damage Waiver

(a) Costs and Expenses. The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Lender or the Issuing Bank, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and the Issuing Bank, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by any Obligor, or any Environmental Liability related in any way to any Obligor, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by an Obligor and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Obligor against an Indemnitee for breach in bad faith of such Indemnitee's obligations

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hereunder or under any other Loan Document, if the Obligor has obtained a final and nonappealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 3.1, 3.2 and 9(a).

(c) Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under paragraph (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Bank or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Bank or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or Issuing Bank in connection with such capacity. The obligations of the Lenders under this paragraph (c) are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e) Payments. All amounts due under this Section shall be payable promptly after demand therefor. A certificate of the Administrative Agent or a Lender setting forth the amount or amounts owing to the Administrative Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

10. Successors and Assigns

(a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that:

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(i) except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, in the case of any assignment in respect of a revolving facility, or $1,000,000, in the case of any assignment in respect of a term facility, unless each of the Administrative Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non-*pro rata* basis;

(iii) any assignment of a Commitment relating to a credit under which Letters of Credit may be issued must be approved by any Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender with a Commitment under that credit;

(iv) any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless:

(x) in the case of an assignment of a Commitment relating to a revolving credit, the proposed assignee is itself already a Lender with the same type of Commitment,

(y) no Event of Default has occurred and is continuing, and the assignment is of a Commitment relating to a non-revolving credit that is fully advanced, or

(z) the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody's Investor Services Inc., Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

(v) any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender with the same type of Commitment or a Default has occurred and is continuing; and

(vi) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in an amount specified elsewhere in this Agreement and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

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Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3 and 9, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

(c) Register. The Administrative Agent shall maintain at one of its offices in Toronto, Ontario or Montréal, Québec a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, an Obligor or any Affiliate of an Obligor) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

Subject to paragraph (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Section 3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 4 as though it were a Lender, provided such Participant agrees to be subject to Section 5 as though it were a Lender.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.1 and 3.2 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.2 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 3.2(e) as though it were a Lender.

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(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

11. Governing Law: Jurisdiction: Etc.

(a) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province specified elsewhere in this Agreement and the laws of Canada applicable in that Province.

(b) Submission to Jurisdiction. Each Obligor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province specified elsewhere in this Agreement, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction.

(c) Waiver of Venue. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

12. WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

13. Counterparts: Integration: Effectiveness: Electronic Execution

(a) Counterparts: Integration: Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in the conditions precedent Section(s) of this Agreement, this Agreement shall become effective when it has been executed by the Administrative Agent and when the

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Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) Electronic Execution of Assignments. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

14. Treatment of Certain Information: Confidentiality

(1) Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than an Obligor.

(2) For purposes of this Section, "Information" means all information received in connection with this Agreement from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers

(3) In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Exhibit B concerning the Borrower and the credit facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

EXHIBIT A

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [*Insert name of Assignor*] (the "Assignor") and [*Insert name of Assignee*] (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1. Assignor: ______________________________

2. Assignee: ______________________________
[and is an Affiliate/Approved Fund of [*identify Lender*]]

3. Borrower(s): ______________________________

4. Administrative Agent: ______________________________, as the administrative agent under the Credit Agreement

5. Credit Agreement: [The [*amount*] Credit Agreement dated as of _______ among [*name of Borrower(s)*], the Lenders parties thereto, [*name of Administrative Agent*], as Administrative Agent, and the other agents parties thereto]

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6. Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned Error! Bookmark not defined.	Percentage Assigned of Commitment/Loans	CUSIP Number
	$	$	%	
	$	$	%	
	$	$	%	

[7. Trade Date: ______________________]

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Effective Date: ___________, 20___ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

<u>ASSIGNOR</u>
[NAME OF ASSIGNOR]

By: ______________________________
Title:

<u>ASSIGNEE</u>
[NAME OF ASSIGNEE]

By: ______________________________
Title:

[Consented to and] Accepted:

[NAME OF ADMINISTRATIVE AGENT], as Administrative Agent

By ______________________________
Title:

[Consented to:]

[NAME OF RELEVANT PARTY]

By ______________________________
Title:

ANNEX 1 to Assignment and Assumption

[____________]

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2 Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section ___ thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually

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executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

EXHIBIT B

LOAN MARKET DATA TEMPLATE

Recommended Data Fields – At Close

The items highlighted in bold are those that Loan Pricing Corporation (LPC) deem essential. The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market.

<u>Company Level</u>

Issuer Name
Location
SIC (Cdn)
Identification Number(s)
Revenue

***Measurement of Risk**
- **S&P Sr. Debt**
- **S&P Issuer**
- **Moody's Sr. Debt**
- **Moody's Issuer**
- **Fitch Sr. Debt**
- **Fitch Issuer**
- S&P Implied (internal assessment)
- **DBRS**

Other Ratings
*Industry Classification
- Moody's Industry
- S&P Industry

Parent

Financial Ratios

<u>Deal Specific</u>

Currency/Amount
Date
Purpose
Sponsor
Financial Covenants

Target Company
Assignment Language
Law Firms
MAC Clause
Springing lien
Cash Dominion
Mandatory Prepays
Restrct'd Payments (Neg Covs)

Other Restrictions

<u>Facility Specific</u>

Currency/Amount
Type
Purpose
Tenor
Term Out Option
Expiration Date
Facility Signing Date
Pricing
- **Base Rate(s)/Spread(s)/BA/LIBOR**
- **Initial Pricing Level**
- **Pricing Grid (tied to, levels)**
- **Grid Effective Date**

Fees
- **Participation Fee (tiered also)**
- **Commitment Fee**

Annual Fee
- **Utilization Fee**
- **LC Fee(s)**
- **BA Fee**

Prepayment Fee

Other Fees to Market

- Security
- **Secured/Unsecured**
- Collateral and Seniority of Claim
- Collateral Value

Guarantors
Lenders Names/Titles
Lender Commitment ($)
Commited/Uncommited
Distribution method
Amortization Schedule
Borrowing Base/Advance Rates
New Money Amount
Country of Syndication
Facility Rating (Loss given default)
- **S&P Bank Loan**
- **Moody's Bank Loan**
- **Fitch Bank Loan**
- **DBRS**
- **Other Ratings**

* These items would be considered useful to capture from an analytical perspective

Schedule 6.01(b) – Corporate Information

Legal Names, Etc.

Legal Name	Type of Entity	Registered Organization (Yes/No)	FEIN/BN or equivalent	State or Provincial ID or Organizational Number	Jurisdiction of Formation
Merus Labs International Inc.	Corporation	No	[Redacted]	[Redacted]	British Columbia
ECG Holdings Inc.	Corporation	Yes	[Redacted]	[Redacted]	Delaware
Merus Labs Luxco S. r.l.	Corporation	No	[Redacted]	[Redacted]	Luxembourg
Merus Labs Netherlands B.V.	Corporation	No	[Redacted]	[Redacted]	Netherlands
Orbis Pharma Inc.	Corporation	No	None	[Redacted]	Ontario
89759701 Canada Inc.	Corporation	No	None	[Redacted]	Canada

Note:

•	[Excluded Subsidiaries Redacted] are deemed excluded subsidiaries for the purposes of the credit agreement.

Schedule 6.01(b) – Corporate Information

Changes in Corporate Identity; Other Names

Company/Subsidiary	Corporate Name of Entity	Action	Date of Action	Jurisdiction of Formation	List of All Other Names Used During Past Five Years
Company	Merus Labs International Inc.	Amalgamation between Merus Labs International Inc. and Merus Labs Inc.	10/1/12	British Columbia	Merus Labs International Inc. Merus Labs Inc.
Company	Merus Labs International Inc.	Amalgamation between Old Merus and Envoy	12/19/11	British Columbia	Merus Labs International Inc. Envoy Capital Group Inc.
Subsidiary	Merus Labs Inc.	Arrangement whereby Merus Labs Inc. became a wholly owned subsidiary of Old Merus.	1/22/10	British Columbia	0865346 B.C. Ltd.
Predecessor to Company	Envoy Capital Group Inc.	Continuation	12/16/11	Ontario to British Columbia	N/A
Predecessor to Company	Envoy Capital Group Inc.	Change of Name	3/30/07	Ontario	Potential Mines Ltd.

Schedule 6.01(b) – Corporate Information

Chief Executive Offices

Corporate/Subsidiary	Address	Country	State/Province
Merus Labs International Inc.	100 Wellington St. West, Ste. 2110, P.O. Box 151, Toronto, ON M5T 3A3	Canada	Ontario
ECG Holdings Inc.	c/o United Corporate Services 874 Walker Road, Unit C, Dover, Delaware	United States	Delaware
Orbis Pharma Inc.	100 Wellington St. West, Ste. 2110, P.O. Box 151, Toronto, ON M5T 3A3	Canada	Ontario
Merus Labs Luxco S. r.l.	[Address Redacted]	Luxembourg	N/A
Merus Labs Netherlands B.V.	[Address Redacted]	Netherlands	N/A
8975701 Canada Inc.	181 Bay Street Suite 440 Toronto, Ontario M5J 2T3	Canada	Ontario

Schedule 6.01(b) – Corporate Information

Other Places of Business

None.

Schedule 6.01(b) – Corporate Information

Locations of Collateral with a value in excess of $50,000 in Possession of Persons Other
Than Companies

Merus Labs International Inc. (at July 31, 2014)

Finished Goods Inventory:	Approximate Value (at cost)

[Redacted name and address of person in possession]	$[value of inventory redacted]

Raw Materials Inventory:

[Redacted name and address of person in possession]	$[value of inventory redacted]

Merus Labs Luxco S. r.l / Merus Labs Netherlands BV (at July 31, 2014)

Finished Goods Inventory:	Approximate Value (at cost)

[Redacted name and address of person in possession]	$[value of inventory redacted]

[Redacted name and address of person in possession]	$[value of inventory redacted]

Raw Materials Inventory:

[Redacted name and address of person in possession]	$[value of inventory redacted]

Schedule 6.01(b) – Corporate Information

Number and Classes of Issued and Outstanding Shares

Grantor	Holder	Type	Certificate Number	Number of Shares	Percentage Owned
Merus Labs International Inc.	Various (public company)	Common Shares	Various	76,999,180	N/A
Merus Labs International Inc.	[Name of Holder Redacted]	Preferred Shares	1-AP 2-AP	[Redacted]	100%
Orbis Pharma Inc.	Merus Labs International Inc.	Common Shares	004, 005	[Redacted]	100%
ECG Holdings Inc.	Merus Labs International Inc.	Common Shares	1, 2	[Redacted]	100%
Merus Labs Luxco S. r.l.	Merus Labs International Inc.	Ordinary Shares		[Redacted]	100%
Merus Labs Luxco S. r.l.	Merus Labs International Inc.	Preferred Shares		[Redacted]	100%
Merus Labs Netherlands B.V.	Merus Labs International Inc.	Common Shares	None	[Redacted]	100%
8975701 Canada Inc.	Merus Labs International Inc.	Common Shares	None	[Redacted]	100%

Schedule 6.01(h)

Material Permits

           Vancocin Marketing Authorizations

[Marketing Authorizations Redacted]

          Enablex Marketing Authorizations

[Marketing Authorizations Redacted]

Schedule 6.01(i)

Specific Permitted Liens

None.

Schedule 6.01(j)

Owned Property

None.

Schedule 6.01(k)

Leased Properties

Company	Address	Arrangement	Property Owner (Name and Address)
Merus Labs International Inc.	100 Wellington St. West, Suite 2110, Toronto, Ontario M5T 3A3	[Redacted Lease Rates]	Cadillac Fairview Corporation 20 Queen St. West, th 5 Floor, Toronto, ON M5H 3R4
Merus Labs International Inc.	470 Granville St., Ste. 503, Vancouver, British Columbia V6C 1V5	[Redacted Lease Rates]	Lotte and John Hecht Memorial Foundation c/o Equitable real Estate Investment Corporation Ltd. #505-325 Howe Street, Vancouver, BC V6C 1Z7

Schedule 6.01(l)

Intellectual Property

[Intellectual Property Redacted]

Schedule 6.01(m)

Insurance Policies

[Insurance Policies Redacted]

Schedule 6.01(n)

Material Agreements

1.	Asset Purchase Agreement (Enablex/Emselex) – Novartis Pharma AG and Merus Labs Luxco S. r.l – July 11, 2012

2.	Supply Agreement (Enablex/Emselex) – Novartis Pharma AG and Merus Labs Netherlands BV – July 11, 2012

3.	License Agreement (Enablex/Emselex) – Novartis Pharma AG and Merus Labs Luxco Sarl – July 11, 2012

4.	Contract Manufacturing Agreement – [Name of Counter-Party Redacted] and Merus Labs Luxco Sarl – April 18, 2013

5.	Manufacturing Services Agreement – [Name of Counter-Party Redacted] and Merus Labs Inc. – May 29, 2012

6.	Supply Agreement for Darifenacin Hydrobromide – [Name of Counter-Party Redacted] and Merus Labs Luxco Sarl – February 20, 2014

7.	Series A Preferred Shares Subscription Agreement – [Name of Counter-Party Redacted] and Merus Labs International Inc. – July 11, 2014

8.	Series A Preferred Shares Subscription Agreement – [Name of Counter-Party Redacted] and Merus Labs International Inc. – July 11, 2014

9.	Definitive Acquisition Agreement – Dacha Strategic Metals Inc. – July 4, 2014

10.	Asset Purchase Agreement (Sintrom) – Novartis Pharma AG and Merus Labs Luxco S. r.l – to be executed and dated concurrently with the Credit Agreement

11.	Supply Agreement (Sintrom) – Novartis Pharma AG and Merus Labs Netherlands BV – to be executed and dated concurrently with the Credit Agreement

12.	License Agreement (Sintrom) – Novartis Pharma AG and Merus Labs Luxco S. r.l – to be executed and dated concurrently with the Credit Agreement

Schedule 6.01(o)

Labour Agreements

None.

Schedule 6.01(p)

Environmental Matters

None.

Schedule 6.01(q)

Litigation

Enablex – Notices of Allegation

In June 2014, Merus received notification from Apotex Inc. (“Apotex”) that it has filed with Health Canada an Abbreviated New Drug Submission (“ANDS”) seeking market approval for a generic version of Enablex (darifenacin hydrobromide tablets) for the Canadian marketplace. In connection with this filing, we received Notices of Allegation (“NOAs”) from Apotex against our Enablex patents listed on the Canadian patent register which expire in August of 2016 and beyond. The NOAs were issued under the Canada Patented Medicines (Notice of Compliance) Regulations (the “Regulations”). Enablex is currently protected in Canada by three issued patents listed on the Canadian patent register. Merus intends to vigorously defend the Enablex intellectual property rights and pursue all available legal and regulatory pathways in defense of the product. Under the Regulations, Merus is entitled to apply to Federal Court for an order preventing Health Canada from granting market authorization to Apotex in respect of the ANDS until after the expiration of the applicable patents. If the Federal Court were to decide in favour of Merus in such an action, Health Canada would be prohibited from granting market authorization to Apotex until Merus’ patents listed on the patent register expire. If Apotex is successful in obtaining a Notice of Compliance from Health Canada prior to the anticipated expiry of our patents, then we may experience generic competition for our Enablex product earlier than originally anticipated with the result that our revenues from our Enablex product may be less than anticipated due to a combination of (i) decreased pricing, and (ii) reduced market share resulting from generic competition.

Factive – Arbitration Proceeding

The Company has received notice of a request for arbitration from the original owner of the Company’s former Factive product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names the Company as a respondent together with Cornerstone and Vansen Pharma, Inc. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive product to the Company. The original owner is seeking an award for damages relating to an alleged breach of contract, as well of disgorgement of revenues and other benefits derived by the Company from sales of Factive. The Company denies any liability to the original owner.

Schedule 6.01(r)

Pension Plans

None.